REPUBLIC OF YEMEN

PRODUCTION SHARING AGREEMENT

BETWEEN

MINISTRY OF OIL AND MINERAL RESOURCES

AND

CLYDE EXPRO plc

AND

NORSK HYDRO YEMEN a.s

AND

ORANJE-NASSAU YEMEN B.V

AND

ANSAN WIKFS (HADRAMAUT) LIMITED

IN THE AREA OF HADRAMAUT PROVINCE

BLOCK 32 HOWARIME

Signature Date: [illegible] SEPTEMBER [illegible]

Effective Date: ____________________

TABLE OF CONTENTS

REPUBLIC OF YEMEN
PRODUCTION SHARING AGREEMENT
BETWEEN
MINISTRY OF OIL AND MINERAL RESOURCES

AND

CLYDE EXPRO plc AND NORSK HYDRO YEMEN a.s AND
ORANJE-NASSAU YEMEN B.V AND ANSAN WIKFS
(HADRAMAUT) LIMITED

Preamble

This Agreement is made and entered into in Sana'a on the Tuesday Rabeea Awal 1412 H corresponding to the 24 day of ... constitutes the Agreement between the REPUBLIC OF YEMEN (hereinaf... to as "ROY" or "YEMEN") represented by the MINISTRY OF OI... RESOURCES (hereinafter referred to as "MINISTRY or "MOMR") and... plc (hereinafter referred to as "Clyde") a corporation duly o... existing under the laws and regulations of Scotland and regist... city of Edinburgh registration No. 52469 and Norsk Hydro (hereinafter referred to as "Norsk Hydro") a corporation duly o... existing under the laws and regulations of Norway and registered... of Oslo registration No. 961569036; and Oranje-Nassau Yemen B.V (... referred to as "Oranje-Nassau") a corporation duly organized a... under the laws and regulations of the Netherlands and registered... of Amsterdam registration No. 210.983, and Ansan Wikfs (Hadrama... (hereinafter referred to as "Ansan Wikfs") a corporation duly or... existing under the laws and regulations of the Cayman Islands and... in the city of Grand Cayman registration No. 400739. (Clyde, N... Oranje-Nassau and Ansan Wikfs jointly and severally are hereinaft... to collectively as "CONTRACTOR")

W H E R E A S : All natural resources including all its deriva... energy sources existing in the surface or subsurface of the groun... territorial waters, or continental shelf and the entire economic... the Republic of Yemen are the property of the STATE; and

W H E R E A S : The STATE wishes to promote the Development of... Petroleum resources in the Agreement Area defined in this Agreeme... CONTRACTOR wishes to join and assist the STATE in the Exp... Development and production of the potential Petroleum Resourc... Agreement Area, (Block 32 HOWARIME) ; and

W H E R E A S : The STATE authorized the MINISTER of OIL and... RESOURCES to negotiate and execute this Agreement in accordance... negotiated between the STATE and the CONTRACTOR; and

W H E R E A S : A Presidential Decree shall be issued expressly... this Agreement; and

Under this Agreement as a ...
Development, production, storing and transporting of Crude Oil in the Agreement Area, and possesses all the necessary financial resources and the technical and professional competence to carry out the Petroleum Operations described under this Agreement.

NOW, THEREFORE, the parties hereto agree as to the following:

ARTICLE 1

DEFINITIONS

1.1 An "Affiliated Company" : Means a company:

(1) in which the share capital conferring a majority of votes at stockholders' meeting of such company is owned directly or indirectly by a party hereto; or

(2) which is the owner directly or indirectly of share capital conferring a majority of votes at stockholders' meetings of a party hereto; or

(3) whose share capital conferring a majority of votes at stockholders' meeting of such company and the share capital conferring a majority of votes at stockholders' meeting of a party hereto are owned directly or indirectly by the same company; or

(4) which directly or indirectly controls, is controlled by, or is under common control with a party hereto.

For the purpose of this definition, the word "control" means the right to exercise more than fifty percent (50%) of the voting rights at shareholders' or partners' meetings. For the purpose of this definition, the term "party hereto" means the MINISTRY or any of the companies comprising CONTRACTOR.

1.2 "Agreement" : Shall mean this Production Sharing Agreement and any part of it.

1.3 "Agreement Area" : Means the area as described in Annex "A" and shown on the map labeled Annex "B" which are attached to this Agreement. The area may be reduced from time to time in accordance with Article 5 of this Agreement.

1.4 "Associated Gas" : Associated Gas is the Gas which is associated with Crude Oil when it is produced from any well in the Agreement Area, or can be acquired after separation at the lease separators. The aforesaid description includes all the elements that are components of the Associated Gas prior to its processing through the extraction, condensation, distillation and liquidization facilities.

1.5 "Barrel" : Consists of 42 U.S. gallons measuring a liquid temperature of sixty (60) degrees Fahrenheit and atmospheric pressure of 14.65 PSIA.

1.6 "Commercial Discovery " : Means a discovery which the CONTRACTOR determines to be worthy of commercial Development, as set forth in Article 3.4 of this Agreement.

1.7 "Commercial Gas Well" : Means the first well on any geological feature which, after testing for a period of not more than thirty(30) consecutive days where practical, and in accordance with sound and accepted Petroleum Industry production practices and verified by MOM is considered by CONTRACTOR to be capable of producing Dry Gas at an average rate economically justifying the undertaking of appraisal work. The date of discovery of a Commercial Gas Well is the date on which CONTRACTOR notifies the Ministry that such well has been tested and completed, according to the above.

1.8 "Commercial Oil Well" : Means the first well on any geological feature which, after testing for a period of not more than thirty (30) consecutive days in accordance with sound and accepted Petroleum Industry production practices and in the opinion of the CONTRACTOR is capable of producing Petroleum at a rate that economically justifies the undertaking of appraisal work. The date of establishment of a Commercial Oil Well is the date on which the CONTRACTOR notifies the MINISTRY that such well has been completed and tested according to the above. Such notice is to be given, together with a report of the test results and other information available from the well, no later than thirty (30) days following the conclusion of such testing.

1.9 "CONTRACTOR" : Means the Company(s) set forth in the preamble to this Agreement and any of their assignees, as provided for in Article 20 of this Agreement.

1.10 "Cost Oil" : Means the cost-recovery Crude Oil referred to in Article 7.1.1 of this Agreement.

1.11 "Customs Duties" : Means the Customs Duties as defined in Article 12 of this Agreement.

1.12 "Dependent Unit" : Means any corporation, authority or company, or directorate of the MINISTRY, authorized by the Minister according to Article 31 of this Agreement, to undertake the rights and obligations of the MINISTRY concerning this Agreement.

1.13 "Development" : Shall include but is not limited to, all the operations and activities pursuant to approved Work Programs and Budgets under this Agreement, including but not limited to the drilling, deepening, plugging back, side tracking, redrilling, completing and equipping of development wells; the design, construction, installation, operation, servicing and maintenance of equipment, lines, systems,

facilities, plants and related operations in connection with the production and operation of wells, the production, saving, treating, processing and handling of Petroleum; the taking, saving, storing, transporting and delivering of Liquid Crude Oil for export; and the undertaking of re-pressuring, recycling and other secondary recovery projects.

1.14 **"Development Area"** : Means the entire Development Block or Development Blocks covering the entire geological structure capable of production as defined in a Request for Conversion to Development Area signed by the CONTRACTOR and approved by the MINISTRY.

1.15 **"Development Block"** : Means an area, the corner points of which have to be coincident with six (6) minutes by six (6) minutes latitude and longitude divisions according to the International Grid System except where limited by the existing boundaries of the Agreement Area.

1.16 **"Development Expenditures"**: Means all costs, expenses and expenditures for Development operations with the exception of Operating Expenses.

1.17 **"Development Period"** : Means the period for conducting Development operations as provided in Article 3.3.(b)

1.18 **"Dry Gas"** : Dry gas is a non-associated gas, or the natural gas that exists in any geological reservoir that does not include Oil. The above description is applied to all natural gas that is produced to the surface and which is not in association with Crude Oil or condensate.

1.19 **"Effective Date"** : Means the date of the Presidential Decree ratifying this Agreement as provided in Article 33 of this Agreement.

1.20 **"Exploration"** : Shall include such geological, geochemical, geophysical, aerial and other surveys, and interpretation thereof, as may be contained in the approved Work Programs and Budgets, and the drilling of such shot holes, core holes, stratigraphic tests, holes for the discovery of Petroleum or the appraisal of Petroleum discoveries and other related holes and wells, and the purchase or acquisition of such supplies, materials, services and equipment thereof, as may be contained in the approved Work Programs and Budgets. The verb explore means the act of conducting exploration.

1.21 **"Exploration Advisory Committee"** : Means the Committee that is designated by both Parties during the Exploration Period as provided for and defined in Article 4.3 of this Agreement.

1.22 **"Exploration Expenditures"** : Means all expenditures, costs and expenses incurred for Exploration activities after the Effective Date of this Agreement.

1.23 "Exploration Period" , "Initial Exploration Period" and "Secon Exploration Period" : Means the periods of Exploration as defined Article 3.3.(a)

1.24 "Exploration Work Program and Budget" : Means Work Program and Budge for Exploration as defined in Article 4 and described in Annex "C".

1.25 "Gas" : Means Dry Gas and/or Associated Gas.

1.26 "Initial Commercial Production" : Means the first date upon whic regular production of Crude Oil from the first Development Area transported from such Development Area for the purpose of sale, export or processing at a refinery.

1.27 "Liquid Crude Oil" or "Crude Oil" or "Oil" : Means any hydrocarbo produced from the Agreement Area in a liquid state at the wellhead c lease separators, and exists in the liquid form at a temperature sixty (60) Degrees Fahrenheit and atmospheric pressure of 14.65 PSIA.

1.28 "Minimum Work Obligation" : Means the minimum Exploration work to performed by CONTRACTOR with respect to the Initial Exploration Per or the Second Exploration Period, as applicable, as described in Ann "C".

1.29 "MINISTER" : Means the MINISTER OF OIL AND MINERAL RESOURCES or any other Minister designated from time to time by the STATE t represent the STATE with respect to this Agreement.

1.30 "MINISTRY" or "MOMR" : Means the MINISTRY OF OIL AND MINERAL RESOURCE of ROY.

1.31 "Minimum Expenditure Obligation" : Means the minimum expenditures to paid by CONTRACTOR for Exploration with respect to the Initia Exploration Period or the Second Exploration Period, as applicable, a described in Annex "C".

1.32 "Month" or "Calendar Month" : Means a calendar month, according to th Gregorian calendar, starting on the first day of the calendar month unless another starting date is indicated in the applicable provisio of this Agreement. The term "day" means a day according to Gregorian calendar.

1.33 "Monthly Average Daily Net Production" : Means the total volume Barrels of Liquid Crude Oil produced and saved from all the Developmen Areas or Blocks and not used in Petroleum Operations during any Month divided by the number of days in such Month.

1.34 "Operating Expenses" : Means all costs, expenses and expenditures incurred after Initial Commercial Production, which costs, expenses a expenditures are not normally depreciable, in accordance with generall accepted accounting practices in the Petroleum Industry .

Operating Company, and the Operating Company, as applicable, designated to conduct the Petroleum Operations as specified in Articles 3.1 and of this Agreement.

1.36 "Operating Company" : Means the company established pursuant to Article 6 and Annex "E" of this Agreement.

1.37 "Parties" : Means Government of The Republic of Yemen acting by and through the Ministry of Oil and Mineral Resources, and the CONTRACTOR.

1.38 "Petroleum" : Means Liquid Crude Oil of various densities, asphalt, Dry Gas, Associated Gas, and all other hydrocarbon substances that may be found in, and produced , or otherwise obtained and saved from the Agreement Area according to this Agreement and all substances that may be extracted therefrom.

1.39 "Petroleum Industry" : Means the international petroleum industry.

1.40 "Petroleum Operations" : Means Exploration and Development operations and all other operations authorized or contemplated under this Agreement.

1.41 "Production Sharing Oil" : Means the Crude Oil to be shared between the STATE and the CONTRACTOR as described in Article 7.2 of this Agreement.

1.42 "Quarter" or "Calendar Quarter" : Means a period of three (3) consecutive months beginning on January 1st, April 1st, July 1st, and October 1st of each Year.

1.43 "Request for Conversion to Development Area" : Means the request signed by the CONTRACTOR and approved by the MINISTER for the purpose of defining the Development Area with respect to a Commercial Discovery of Oil. The form of such request is attached to this Agreement as Annex "H".

1.44 "Royalty" : Means the royalty to which the STATE is entitled in accordance with Article 3.2 of this Agreement.

1.45 "ROY Income Taxes" : Means the taxes defined in Article 9.1(c) of this Agreement.

1.46 "SCF" : Means the amount of Dry Gas necessary to fill one (1) cubic foot of space at atmospheric pressure of 14.65 PSIA and at a base temperature of sixty (60) degrees Fahrenheit.

1.47 **"Work Program and Budget"** : Means the annual budget and work
Exploration and/or Development under this Agreement.

1.48 **"Year" or " Calendar Year" or "Tax Year" or "Financial Yea**
period of twelve (12) consecutive Months, according to th
calendar, starting on January 1, unless another startinc
indicated in the applicable provision of this Agreement.

1.49 **"YEMEN" or "ROY" or "STATE"** : Means the REPUBLIC OF
"GOVERNMENT" means the GOVERNMENT of the REPUBLIC OF YEMEN.

ARTICLE 2

ANNEXES

Annexes "A","B","C","D","E","F","G", and "H" to this Agreement
made part hereof and they shall be considered as having equal
effect with the provisions of this Agreement, provided that if t
conflict between any Annex and the provisions of the main bod
Agreement, the provisions of the main body of this Agreement shal

- Annex "A": Is a description of the Agreement Area.
- Annex "B": Is an illustrative map indicating the Agreement Are event of any inconsistency between the contents of and Annex "B" the contents of Annex "A" shall prev
- Annex "C": Sets out the Minimum Work Obligation and Minimum Expenditure Obligation for each of the two E Periods.
- Annex "D": Is the form of bank guarantee (Letter of Credit).

(a) CONTRACTOR shall deliver to the MINISTRY, within th days after the Effective Date, an irrevocable Letter in substantially the form attached as Annex "D" (" Credit") issued by a first class international bank by CONTRACTOR and acceptable to the MINISTRY in an a twenty five million United States Dollars (U.S.$ 25 which corresponds to the Minimum Expenditure Oblig the Initial Exploration Period.

The Letter of Credit shall remain valid and effectiv (6) months after the end of the said period, except a be earlier terminated in accordance with its terms. thirty (30) days after the end of the Initial Ex Period CONTRACTOR shall, if CONTRACTOR has elected into the Second Exploration Period, deliver to the a second Letter of Credit, in the form and on conditions as the first, in the amount of the Expenditure Obligation for the Second Exploration Pe

(b) If, at the end of the Initial Exploration Period of the ... Exploration Period or at the termination of this Agreement, as applicable, the CONTRACTOR has failed to fulfill its Minimum Work Obligation for the applicable period, and neither CONTRACTOR nor the bank under the applicable Letter of Credit has paid the entire amount corresponding to the amount of the applicable Letter of Credit (said amount being the original amount of said Letter of Credit reduced as provided below), then the MINISTRY shall be entitled to draw the amount of said Letter of Credit and the bank will pay in accordance with its terms.

(c) As to each period of Exploration, the amount of the Letter of Credit shall be reduced as and when each part of the Minimum Work Obligation is performed by the amount corresponding to such part as provided in Annex "C".
Each reduction shall be effected by a letter signed by the MINISTRY and delivered to the issuing bank in substantially the form attached as Exhibit II to Annex "D". Provided, however, if the CONTRACTOR delivers such a letter to the MINISTRY for its signature, specifying the amount of the reduction, and no objection to such letter is received by CONTRACTOR and issuing bank from the MINISTRY within sixty (60) days after said delivery, then the relevant reduction ... be effected by CONTRACTOR's sending to the issuing bank a copy of the letter delivered to the MINISTRY, as aforesaid, and certifying that: (i) a letter in such form was delivered to the MINISTRY and (ii) the MINISTRY did not object to the letter within sixty (60) days after such delivery; and instructing the issuing bank to effect the reduction stated in said copy of the letter.

(d) If CONTRACTOR is prevented or delayed from performing its obligations under this Agreement due to Force Majeure as defined in this Agreement and such obligations are relevant to the Letter of Credit, then the Letter of Credit shall be suspended during such Force Majeure, and during any time necessary for the elimination or removal of any damage suffered during such Force Majeure for CONTRACTOR to return to the status existing before such Force Majeure, and no claims shall be payable under the Letter of Credit during suspension. The term of the Letter of Credit shall be extended for the time equal to any and all such suspension periods, and CONTRACTOR shall make the necessary arrangements for such extension.

Annex "E":
Is the form of the Charter of the Operating Company to be formed as provided for in Article 6 of this Agreement.

Annex "F":
Is the Accounting Procedure.

Annex "G":
Is a sample calculation of Royalty, Cost Oil and Production Sharing Oil.

Annex "H" :
Is the form of Request for Conversion to Development Area.

ARTICLE 3

GRANTS OF RIGHTS AND TERMS

3.1. Grant of Rights :

The STATE hereby grants to CONTRACTOR and the MINISTRY the exclusiv right to conduct Petroleum Operations in the Agreement Area subject t the terms, covenants and conditions set out in this Agreement. Th CONTRACTOR, prior to the establishment of the Operating Company, shal conduct the Petroleum Operations under this Agreement.

This Agreement shall henceforth govern all the interests, rights an obligations of the parties hereto, and the STATE shall in its nam retain the title to the Agreement Area. Except as expressly provided b this Agreement, no other rights or privileges are granted to th CONTRACTOR with respect to the Agreement Area, Petroleum produced fro the Agreement Area, or any other mineral resources in the Agreemen Area.

3.2 Royalties :

The STATE shall own and be entitled to take as Royalty from the tota Crude Oil produced and saved from the Development Area(s) and not u in Petroleum Operations prior to the deduction of Cost Oil, a no recoverable amount of Crude Oil equal to ten percent (10%) of such Cr Oil commencing with the first barrel produced and saved from th Development Area(s) and not used in Petroleum Operations.

3.3 Term :

The term of this Agreement shall include an Exploration Period and Development Period as follows:

(a) Exploration period :

There shall be an Initial Exploration Period of thirty (30) month commencing from the Effective Date ("the Initial Exploratio Period"); and an extension period of thirty (30) months ("the Second Exploration Period") to the Initial Exploration Period sha be granted to the CONTRACTOR at its option upon providing a writte request to the Minister within thirty (30) days prior to the en of the Initial Exploration Period, provided that the CONTRACTOR has fulfilled all its obligations under this Agreement for the Init Exploration Period.

The Initial Exploration Period or the Second Exploration Period may extended, as the case may be, as follows:-

(i) If CONTRACTOR drills one (1) or more Commercial Oil Wells i the Initial Exploration Period, CONTRACTOR shall, at leas thirty (30) days prior to the end of the Initial Explorati Period, elect either to enter into the Second Exploratio Period, as provided in this paragraph (a), or to extend th Initial Exploration Period for the time necessary to apprai

the said one or more Commercial Oil Wells, provided that at the time of such election CONTRACTOR has fulfilled its obligations under this Agreement for the Initial Exploration Period and in no event shall any such extension of the Initial Exploration Period exceed nine (9) Months. If CONTRACTOR elects to extend the Initial Exploration Period as aforesaid, CONTRACTOR shall not have the right to enter into the Second Exploration Period.

(ii) If CONTRACTOR drills one (1) or more Commercial Oil Wells in the Second Exploration Period, CONTRACTOR shall have the right to elect, by written notice to the MINISTRY given at least thirty (30) days prior to the end of the Second Exploration Period, to extend the Second Exploration Period by the time necessary to appraise the said one or more Commercial Oil Wells provided that at the time of such election CONTRACTOR has fulfilled its obligations under this Agreement for the Second Exploration Period and in no event shall such extension exceed nine (9) Months.

(iii) Without prejudice to Article 3.3(a)(i) and (ii) above, each Exploration Period shall be extended up to forty five (45) days at CONTRACTOR's option, to enable the completion of drilling and testing of the third Exploration Well actually being drilled or tested, if any, at the end of any such Exploration Period. In the event that such a well proves to be a Commercial Oil Well then the Initial Exploration Period and/or the Second Exploration Period, as the case may be, shall be extended by the time needed to appraise the said Commercial Oil Well in accordance with Article 3.3(a) (i) or 3.3(a) (ii) as the case may be

This Agreement shall be terminated if no Commercial Oil Well, as defined hereunder, is established by the end of the last Exploration Period.

(b) Development Period :

The Development Period shall commence on the date of the first Commercial Discovery of Oil and shall continue for the period of twenty (20) Years and can be extended up to five (5) Years upon the written request of the CONTRACTOR and the approval of the MINISTRY.

3.4 Commercial Discovery of Oil:

(a) A Commercial Discovery of Oil, may consist of one producing reservoir or a group of producing reservoirs which is worthy of being developed commercially as determined by CONTRACTOR. After drilling a Commercial Oil Well, the CONTRACTOR shall undertake as part of its Exploration program the appraisal of the discovery by drilling one or more appraisal wells to determine whether such discovery is worthy of being developed commercially, taking into consideration the recoverable reserves and all other relevant technical and economic factors.

(b) The CONTRACTOR shall give a written notice of a Commercial Discovery of Oil to the MINISTRY immediately after the discovery is considered by CONTRACTOR to be worthy of commercial Development. With respect to a Commercial Oil Well drilled after the Exploration Period, CONTRACTOR shall give such notice of Commercial Discovery of Oil, not later than thirty (30) days following the completion of the third appraisal well, or eight (8) months following the date of the discovery of such Commercial Oil Well, whichever is earlier. The CONTRACTOR shall also have the obligation to give a notice of Commercial Discovery of Oil even if the discovery well or wells are not Commercial Oil Wells within the definition of "Commercial Oil Well" if, in the CONTRACTOR'S opinion, a reservoir or a group of reservoirs, considered collectively, could be worthy of commercial Development. Notice of a Commercial Discovery of Oil may be given by CONTRACTOR at any time during the Exploration Period.

The CONTRACTOR shall also give notice of a Commercial Discovery of Oil in the event it wishes to undertake a gas recycling project, unless such project is already a part of the Development of a previously declared Commercial Oil Discovery.

The date of a Commercial Discovery of Oil will be the date on which the CONTRACTOR gives written notice to the MINISTRY of the declaration for such commercial discovery.

(c) Following the notice of any Commercial Discovery of Oil as provided for in Article 3.4(b) of this Agreement, the MINISTRY and CONTRACTOR, within thirty (30) days, shall sign the request for Conversion to Development Area in the form set forth in Annex "H", which will identify the Development Area

(d) The provisions set forth herein contemplate the unity and the indivisibility of the concepts of Commercial Discovery and Development Area and they shall apply to Oil unless otherwise specified.

3.5 Sole Risk Project :
If Crude Oil is discovered but is not deemed by the CONTRACTOR to be a Commercial Discovery of Oil under the above provisions of Article 3.4, the MINISTRY shall after one (1) Month from the expiration of the period specified above within which the CONTRACTOR can give notice of a Commercial Discovery of Oil, have the right after sixty (60) days from providing a written notice to CONTRACTOR, and at MINISTRY's sole risk and expense, to develop, produce and dispose of all Crude Oil from the geological feature in which said Crude Oil was discovered as aforesaid. Said notice shall state the specific area covering said geological feature to be developed, the wells to be drilled, the production facilities to be installed and MINISTRY's estimated cost thereof. Within thirty (30) days after receipt of said notice the CONTRACTOR may, in writing, elect to develop such area as provided for in this Agreement in the case of Commercial Discovery.

In such event, all terms of this Agreement shall continue to apply t the specified area. If the CONTRACTOR elects not to develop such area the specified area (hereinafter called "Sole Risk Area") covering sai geological feature shall be set aside for sole risk operations by th MINISTRY. The Sole Risk Area shall be mutually agreed upon by th MINISTRY and the CONTRACTOR on the basis of good Petroleum Industr practices. In the event that the Operating Company has come int existence, the MINISTRY shall be entitled to have the Operating Compan or third party perform such operations for it at the MINISTRY's sol risk and expense. When the MINISTRY has recovered from the Crude Oi produced from the Sole Risk Area a quantity of Crude Oil equal in valu to three hundred percent (300%) of the cost it has incurred in carryin out the sole risk operations, the CONTRACTOR shall have the option, onl in the event there has been a separate Commercial Discovery of Oi elsewhere within the Agreement Area to share in further development an production of the Sole Risk Area upon paying the MINISTRY one hundre percent (100%) of the costs incurred by the MINISTRY in conducting th sole risk operations. At least one (1) Month prior to the estimate recovery date, the MINISTRY or the Operating Company or the third part shall give written notice to the CONTRACTOR and allow the CONTRACTO access to all relevant data to evaluate the option, as may be request by the CONTRACTOR. The one hundred percent (100%) payment shall not recovered by CONTRACTOR.

Immediately following such payment the Sole Risk Area shall either (1 revert to the status of an ordinary Development Area under this Agreement and thereafter shall be operated in accordance with the terms hereof; or (2) alternatively, in the event that at such time the MINISTRY or a third party or any of the MINISTRY's Dependent Units are conducting Development operations in the Sole Risk Area at its sole expense and the MINISTRY elects to continue operating, the Sole Risk Area shall remain set aside and the CONTRACTOR shall only be entitled to its percentage of the Production Sharing Oil as specified in Article 7.2 below. The Crude Oil from the Sole Risk Area shall be valued in the manner provided in Article 7.3. In the event of any termination of this Agreement under the provisions of Article 3.3(a) or 3.3(b) above, this Agreement shall, however, continue to apply to the MINISTRY's operatio of any Sole Risk Project. In the event the CONTRACTOR elects to participate in a Sole Risk Project under this Article 3.5 the MINISTR will make available for inspection by the CONTRACTOR all books account, reports, records and related documentation supporting e hundred percent (100%) of the costs incurred.

ARTICLE 4

WORK PROGRAM AND EXPENDITURES DURING THE EXPLORATION PERIOD

4.1 Exploration Work Program and Budget

During the Exploration Periods, including any extensions of such periods, the CONTRACTOR agrees and commits to undertake in the Agreemen Area a program of Exploration work as a minimum Exploration commitmen

I
Ayun Agus

which cannot be changed or amended without the approval of the MINISTR which will not be unreasonably withheld.

During the Initial Exploration Period, the CONTRACTOR shall meet the Minimum Work and Minimum Expenditure Obligation for such period as set forth in Annex "C" of this Agreement. In the event that the CONTRACTOR timely gives the required written notice to the MINISTRY to enter into the Second Exploration Period, the CONTRACTOR shall meet the additional Work and Expenditure Obligation for such period as set forth in Annex "C" of this Agreement. The CONTRACTOR shall begin the seismic program not later than three (3) months from the Effective Date. The MINISTRY shall make available for CONTRACTOR's use, free of charge, all seismic, well and other relevant data in its possession with respect to the Agreement Area.

The CONTRACTOR shall have the right to withdraw before the end of the Initial Exploration Period, and this Agreement shall terminate on the date a written notice of such withdrawal is received by the MINISTRY from the CONTRACTOR. In the event the CONTRACTOR withdraws, having expended less than the minimum amount required in the Initial Exploration Period, an amount equal to the difference between such minimum amount and the amount actually spent on Exploration activities shall be paid by the CONTRACTOR to the MINISTRY at the time of the withdrawal, but in no event later than two (2) Months after the expiration of such Exploration Period. Any expenditure deficiency of the CONTRACTOR at the end of the Second Exploration Period shall obligate the CONTRACTOR to pay such deficiency to the MINISTRY within two (2) Months after the expiration of such Exploration Period.

4.2 At least three (3) Months prior to the beginning of each Financial Year or at such other times as may mutually be agreed to by MOMR and the CONTRACTOR, the CONTRACTOR shall prepare an Exploration Work Program and Budget for the Agreement Area setting forth the Exploration operations which the CONTRACTOR proposes to carry out during the ensuing Year. During each Exploration Period, such Work Programs and Budgets taken together shall be at least sufficient to satisfy CONTRACTOR's Minimum Work and Expenditure Obligation for the period it covers, taking into account any credits for excess work or excess expenditures by the CONTRACTOR in any Exploration Period.

4.3 Exploration Advisory Committee:
The Exploration Work Program and Budget shall be reviewed by a joint committee to be established by MOMR and the CONTRACTOR after the Effective Date. This committee, hereinafter referred to as the "Exploration Advisory Committee", shall consist of six (6) members, three (3) of whom shall be appointed by MOMR and three (3) by the CONTRACTOR. The Chairman of the Exploration Advisory Committee shall be designated by MOMR from among the members appointed by it. The Secretary of the Exploration Advisory Committee shall be appointed by the CONTRACTOR from among the members appointed by it. The Exploration

Advisory Committee shall review and give such advice as it deems appropriate with respect to the proposed Work Program and Budget. Following review by the Exploration Advisory Committee, the CONTRACTOR shall make such revisions as he thinks appropriate and submit the Exploration Work Program and Budget to MOMR for its approval. Following such approval, the CONTRACTOR shall not substantially revise or modify said Work Program and Budget without the approval of the MINISTRY.

4.4 The CONTRACTOR shall advance all necessary funds for all materials equipment, supplies, personnel administration and operations pursuant to the Exploration Work Program and Budget and MOMR shall not be responsible to bear or repay any of the aforesaid costs. The CONTRACTOR shall be responsible for the preparation and performance of the Exploration Work Program and Budget which shall be implemented in workmanlike manner and in accordance with good Petroleum Industry practices.

The CONTRACTOR shall entrust the management of Exploration operations in the ROY to its technically competent General Manager and Deputy General Manager. The name of such General Manager and Deputy General Manager shall, upon appointment, be forthwith notified to the MINISTRY. The General Manager and, in his absence the Deputy General Manager shall be entrusted by the CONTRACTOR with sufficient powers to carry out immediately all lawful written directions given to them by the MINISTRY or its representative under the terms of this Agreement. All lawful regulations issued or hereafter to be issued which are applicable hereunder and not in conflict with this Agreement shall apply to the CONTRACTOR.

4.5 Statement of Expenditure

The CONTRACTOR or where appropriate, the Operating Company, shall supply MOMR, within thirty (30) days from the end of each Calendar Quarter with a Statement of Exploration or the Development Expenditures showing costs incurred by the CONTRACTOR or Operating Company during such Quarter. Notwithstanding the MINISTRY's rights of audit in accordance with Article 1.4.1 of the Accounting Procedure Annex "F" the CONTRACTOR's or Operating Company's records and necessary supporting documents shall be available for inspection by the MINISTRY at any time during regular working hours for three (3) Months from the date of receiving each Statement.

Within the three (3) Months from the date of receiving such Statement the MINISTRY shall advise the CONTRACTOR in writing if it considers

(a) that the record of costs is not correct; or

(b) that the costs of goods or services supplied in ROY are not in line with the international market prices for goods or services of similar quality supplied on similar terms prevailing at the time such goods or services were supplied, provided however, that purchases made and services performed within ROY shall be subject to Article 26.2 of this Agreement; or

(c) that the condition of the materials furnished by CONTRACTOR does not agree with their prices; or

Operations.

If within such three (3) month period, MINISTRY has not advised th CONTRACTOR of its objection to any item in such Statement, su Statement shall be considered as having received prelimin approval. If within such period MINISTRY does advise t CONTRACTOR of its objection to any such item the Parties shal attempt to reach a solution for such item which is mutual satisfactory, either by themselves or with the assistance independent experts, but the remainder of the Statement shall considered as approved.

The CONTRACTOR shall confer with MOMR in connection with any prob thus presented, and the Parties hereto shall attempt to reach settlement which is mutually satisfactory.

ARTICLE 5

RELINQUISHMENTS

5.1 Mandatory Relinquishments.

(a) At the end of the Initial Exploration Period the CONTRACTOR sha relinquish a total of thirty percent (30%) of the origi Agreement Area provided that if the CONTRACTOR does not elec enter into the Second Exploration Period or the extension set for in Article 3.3.(a), then the CONTRACTOR shall relinquish t remainder of the original Agreement Area not then converted to Development Area or Development Areas.

(b) At the end of the Second Exploration Period, the CONTRACTOR sha relinquish the whole of the Agreement Area not then converted a Development Area, provided that the CONTRACTOR will relinquis the whole Agreement Area, if otherwise, the CONTRACTOR has not ma any Commercial Discovery.

5.2 Voluntary Relinquishments.

The CONTRACTOR may voluntarily relinquish all or any part of t Agreement Area subject to fulfilling all of its obligations unde Article 4.1 of this Agreement. Any voluntary relinquishment shall b credited toward the mandatory relinquishments required under Article 5 above.

5.3 Requirements for Relinquishments.

The size and shape of the relinquishments made under this Article sha be determined by mutual agreement; provided that, unless otherwi agreed, all areas relinquished shall, at a minimum, be contiguous an reasonably accessible for, and capable of, further Exploration a Development. Any part of the Agreement Area shall be considered subje to relinquishment, including any such part corresponding to a geologic feature in which Petroleum may be present or has been determined to b present after drilling a well; provided that, notwithstanding t foregoing, the CONTRACTOR shall not be obliged to relinquish any pa of the Agreement Area corresponding to a Development Area(s) or to th surface area of any geological feature in which a Commercial Oil We has been established, unless the time provided for establishing

Commercial Discovery has expired pursuant to Article 5 of this Agreement.

5.4 Notice of Relinquishment.

At least thirty (30) days prior to the date of each relinquishment, the CONTRACTOR shall submit to the MINISTRY a report of its completed Exploration activities on the area proposed to be relinquished and the coordinates of the connecting points of the boundary line of such areas.

ARTICLE 6

6. OPERATIONS AND DEVELOPMENT PERIOD:

6.1. Operating Company:

(a) Upon a Commercial Discovery of Oil, MOMR and the CONTRACTOR shall form in the ROY an Operating Company which shall be named by mutual Agreement between MOMR and CONTRACTOR. The Operating Company shall be subject to provisions of this Agreement and the Charter of Operating Company.

(b) The form of the Charter of Operating Company is hereto attached as Annex "E". Within thirty (30) days after the date of the first Commercial Discovery of Oil the Charter shall be completed and signed by the MINISTRY and by CONTRACTOR and shall take effect on the last day of said thirty (30) days and the Operating Company shall automatically come into existence without any further procedures. The Exploration Advisory Committee shall be dissolved upon the coming into existence of the Operating Company.

(c) Upon the establishment of the Operating Company, CONTRACTOR shall subject to the requirements of Article 17.3 in the main body of this Agreement, second to the Operating Company the expatriate employees of CONTRACTOR as are necessary or desirable for the Operating Company to conduct the Petroleum Operations. The selection of such expatriate employees and the number shall be determined by CONTRACTOR subject to the approval of the MINISTRY upon recommendation of the Board of Directors of the Operating Company ("Board of Directors"). All costs and expenses of such personnel shall be charged to the Petroleum Operations and shall be recoverable pursuant to this Agreement and the Accounting Procedure Annex "F".

(d) All service contracts between CONTRACTOR and its Affiliated Companies relevant to the Petroleum Operations shall be automatically assigned to the Operating Company, and CONTRACTOR's Affiliated Companies shall pursuant to such service contracts provide services to the Operating Company outside the ROY as are necessary or desirable for the Petroleum Operations and the charges for such services shall be recoverable pursuant to this Agreement and the Accounting Procedure Annex "F".

(e) The ROY employees of CONTRACTOR shall be transferred to the Operating Company so as to become employees of the Operating Company and such transfer shall be effective without any actual or deemed separation from employment that would give rise to any separation benefits or claims and without prejudice to all accrued

CONTRACTOR for the purpose of maintaining relations with the MINISTRY and the STATE and otherwise conducting its activities in YEMEN under this Agreement.

(f) Ninety (90) days after the date that the Operating Company comes into existence in accordance with paragraph 6.1.b. above, it shall prepare a Work Program and Budget for further Exploration and Development for the remainder of the Financial Year in which the Commercial Discovery of Oil is made; and not later than three (3) Months before the end of the current Financial Year (or such other date as may be agreed upon by the Board of Directors) and three (3) Months preceding the commencement of each succeeding Financial Year thereafter (or such other date as may be agreed upon by the Board of Directors), the Operating Company shall prepare an annual Production Schedule, Work Program and Budget for further Exploration and Development for the succeeding Financial Year. The Production Schedule, Work Program and Budget shall be submitted to the Board of Directors for approval.

(g) Not later than the twentieth (20) day of each Month, the Operating Company shall furnish to the CONTRACTOR who will secure the financing of all required amounts for the Development and Exploration programmes during the validity of this Agreement a written estimate of its total cash requirements for expenditure for the first half and the second half of the succeeding Month expressed in United States Dollars having regard to the approved Budget. Such estimate shall take into consideration any cash expected to be on hand at Month end. Payment for the appropriate period of such Month shall be made to the bank designated in Article 6.1(h) below on the first (1st) day and the fifteenth (15th) day respectively, or the next following business day, if such day is not a business day.

(h) The Operating Company is authorized to keep at its own disposal abroad in an account or accounts opened with an international bank or banks reasonably acceptable to the Central Bank of Yemen, the foreign funds advanced by the CONTRACTOR. Withdrawals from said account shall be used for payment for goods and services acquired abroad and for transferring to local banks in ROY the required amounts to meet expenditures in Yemeni currency of the Operating Company in connection with its activities under this Agreement.

(i) The Operating Company shall have the right to construct and operate facilities for the transport, storage and shipment of Petroleum in the ROY, and the MINISTRY shall render all assistance to the Operating Company on matters involving YEMEN law.

(j) If, during the term of this Agreement, CONTRACTOR and the MINISTRY agree that the Operating Company has no foreseeable need for part or all of the unused capacity of a pipeline, Crude Oil storage or export terminal facility forming part of Petroleum Operations, and that in CONTRACTOR's opinion such capacity can be used for operations conducted by the MINISTRY or anyone acting on behalf of the MINISTRY, including persons having rights under any other Production Sharing Agreements in YEMEN, without interfering with CONTRACTOR's and the MINISTRY's operations under this Agreement,

and if the MINISTRY determines a need for such part or all of su unused capacity for such operations in YEMEN, then the MINISTRY sha so advise CONTRACTOR, and the MINISTRY and CONTRACTOR shall meet negotiate mutually satisfactory terms covering such use. The terms f the use of the above-mentioned facilities shall include reasonab payment by the user, limitations on the period and extent of such us and provision for payment by the user of the costs and expenses incurr by reason of such use, provided always that the Operating Company sha have priority to use the above-mentioned facilities for the Petrole Operations.

(k) If CONTRACTOR should determine and advise the MINISTRY that th Operating Company needs part or all of the unused capacity in pipeline, Crude Oil storage or export terminal facility in YEME which is not subject to this Agreement, the MINISTRY shall, to th extent that it has the right to do so, cause such unused capacit to be made available for the Operating Company's use for Petroleu Operations on mutually satisfactory terms, including reasonabl payment for such use.

ARTICLE 7

RECOVERY OF COSTS AND PRODUCTION SHARING

7.1.1 Cost Recovery Crude Oil :

Subject to the auditing provisions under this Agreement, the CONTRACTO shall recover all costs, expenses and expenditures incurred for al Petroleum Operations out of and to the extent of a maximum of twenty five percent (25%) per Quarter of all the Crude Oil produced and save from the Agreement Area and not used in Petroleum Operations and afte Royalty payments to the STATE according to Article 3.2 of thi Agreement. Such Crude Oil is hereinafter referred to as "Cost Oil". All such costs, expenses and expenditures shall be recovered from Cos Oil in the following manner:

(a) Operating Expenses incurred and paid after the date of Init Commercial Production shall be recoverable in the Tax Year in whi such costs and expenses are incurred and paid.

(b) Exploration Expenditures including, but not limited to those accumulated prior to the commencement of Initial Commercia Production shall be recoverable at the rate of twenty-five percen (25%) maximum per Year starting either in the Tax Year in whic such expenditures are incurred and paid or the Tax Year in whic Initial Commercial Production commences, whichever is the later.

(c) Development Expenditures, including, but not limited to ... accumulated prior to the commencement of Initial Commercial Production shall be recoverable at the rate of twenty-five percent (25%) maximum per Year starting in the Tax Year in which such expenditures are incurred and paid or the Tax Year in which Initial Commercial Production commences, whichever is the later.

(d) If all costs, expenses and expenditures that are recoverable in any Quarter, including, but not limited to, such costs, expenses and expenditures carried forward from previous Quarters pursuant to this paragraph (d), exceed the value of the maximum amount of Cost Oil ("Maximum Cost Oil") that can be taken by CONTRACTOR in such Quarter, as provided in Article 7.1.1. above then the unrecovered excess amount shall be carried forward for recovery in the next succeeding Quarter or Quarters until fully recovered, but in no case shall they be recovered after the termination of this Agreement. However, if such recoverable costs, expenses and expenditures are less than the value of the Maximum Cost Oil, then the value of the Crude Oil taken as Cost Oil by CONTRACTOR shall be equal to such recoverable costs, expenses and expenditures. The difference between the Maximum Cost Oil and the Cost Oil actually taken by CONTRACTOR during such Quarter shall be included in the Production Sharing Oil and taken and disposed of separately by the MINISTRY and CONTRACTOR pursuant to Article 7.2 below.

7.1.2 Non-Recoverable Costs and Expenditures : In addition to any non-recoverable costs and expenditures provided for in this Agreement or in Annex "F" of this Agreement, the under mentioned costs and expenses are not recoverable from Cost Oil or otherwise under this Agreement :-

1. Costs and expenses not related to Petroleum Operations in the Agreement Area.

2. That portion of the costs and expenses in excess of the limitations set forth in the Accounting Procedure in Annex "F" or other provisions of this Agreement.

3. Expenses incurred, paid, and carried forward, prior to the Effective Date of this Agreement.

4. Taxes in YEMEN or in other countries except as specifically provided for in this Agreement.

5. Losses which are recovered through insurance, any contract of indemnity or otherwise from a third party.

6. Bonuses paid to the STATE.

7. Interest, fees and commissions on loans and guarantees.

8. Expenses or payments for education and training pursuant to this Agreement, except for costs and expenses for training of ROY employees of CONTRACTOR and ROY employees of the Operating Company provided such costs and expenses are included in an approved Work Program and Budget.

9. Expenses incurred and paid for the marketing of Agreement Area Petroleum outside YEMEN and the cost of transporting, storing, handling and exporting of Petroleum beyond the point of export in YEMEN.

10. Foreign exchange losses.

7.2 Production Sharing Oil:

The Crude Oil remaining after deducting Royalty and Cost Oil from the total Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, shall be taken and disposed of separately by the MINISTRY and CONTRACTOR in accordance with the sample calculation in Annex "G" and as follows :

(a) For the portion or increment of production up to and including twenty-five thousand (25,000) Barrels of Monthly Average Daily Net Production:

seventy-seven percent (77%) to Ministry and
twenty-three percent (23%) to CONTRACTOR.

(b) For that additional portion or increment of production which exceeds twenty-five thousand (25,000) Barrels of Monthly Average Daily Net Production up to and including fifty thousand (50,000) Barrels of Monthly Average Daily Net Production:

seventy-nine percent (79%) to MINISTRY and
twenty-one percent (21%) to CONTRACTOR

(c) For that additional portion or increment of production which exceeds fifty thousand (50,000) Barrels of Monthly Average Daily Net Production up to and including seventy-five thousand (75,000) Barrels of Monthly Average Daily Net Production:

eighty-one percent (81%) to MINISTRY and
nineteen percent (19%) to CONTRACTOR.

(d) For that additional portion or increment of production wh exceeds seventy-five thousand (75,000) Barrels of Monthly Aver Daily Net Production up to and including one hundred thous (100,000) Barrels of Monthly Average Daily Net Production:

eighty-three percent (83%) to MINISTRY and
seventeen percent (17%) to CONTRACTOR.

(e) For that additional portion or increment of production wh exceeds one hundred thousand (100,000) Barrels of Monthly Aver Daily Net Production up to and including one hundred and fi thousand (150,000) Barrels of Monthly Average Daily Net Producti

eighty-five percent (85%) to MINISTRY and
fifteen percent (15%) to CONTRACTOR.

(f) For that additional portion or increment of production whi exceeds one hundred and fifty thousand (150,000) Barrels of Month Average Daily Net Production up to and including two hundr thousand (200,000) Barrels of Monthly Average Daily Net Producti

eighty-seven percent (87%) to MINISTRY and
thirteen percent (13%) to CONTRACTOR.

(g) For that additional portion or increment of production whi exceeds two hundred thousand (200,000) Barrels of Monthly Avera Daily Net Production.

ninety percent (90%) to MINISTRY and
ten percent (10%) to CONTRACTOR.

7.3 <u>Valuation of Crude Oil :</u>

1. It is the intent of the Parties that the value of the Cost Oil (a CONTRACTOR's Production Sharing Oil for the purpose of ROY Inco Taxes as provided in Article 9.1(c) below) shall reflect t prevailing market price for Crude Oil. For the purpose evaluating the prevailing market value of the quantity of Cost O to which the CONTRACTOR is entitled hereunder during each Calend Quarter, the weighted average price realized in freely convertib currency, from F.O.B. point of export sales to non-Affilia Companies during any such Quarter at arms length by either MINISTRY or the CONTRACTOR under all such Crude Oil sales of t Agreement Area Crude Oil then in effect, but excluding Crude O sales contracts involving barter, whichever is higher, shall used. Prices shall be appropriately adjusted to credit terms.

providing for payment within thirty (30) days from the date of bill of lading. Currencies other than United States Dollars shall be converted into United States Dollars at the rate for buying United States Dollars with such currencies as quoted by National Westminster Bank plc, London, at 10:30 a.m. London time, on the bill of lading date for any such sales, and if this is not a banking day in London, on the next succeeding banking day in London.

It is understood that in the case of C.I.F. sales, appropriate deductions shall be made for applicable freight and insurance charges to calculate the F.O.B. point of export price always taking into account the appropriate adjustment for quality of Crude Oil, freight advantage or disadvantage of port of loading and other appropriate adjustments. Nevertheless, with respect to the above procedure, if the CONTRACTOR considers the value of the Cost Oil so determined not to reflect the market conditions prevailing during the Calendar Quarter, the CONTRACTOR and the MINISTRY shall meet and mutually agree upon the price.

2. If during any Calendar Quarter there are no such sales by the MINISTRY or the CONTRACTOR then in effect, the MINISTRY and CONTRACTOR shall meet as soon as practicable, but no later than ten (10) days after the end of such Quarter, and mutually agree upon the price of Crude Oil to be used in determining the value mentioned in paragraph 1 above. Pending such mutual agreement the provisional price used shall be the last price determined pursuant to Article 7.3.1 above or under this paragraph 2 and appropriate adjustment will be made thereto after determination of a mutually agreed price by the MINISTRY and CONTRACTOR.

7.4 Tanker Lifting :

At a reasonable time prior to the commencement of Initial Commercial Production, the Operating Company shall submit for consideration to the CONTRACTOR and the MINISTRY a procedure for scheduling tanker liftings from the agreed upon point(s) of export and shall negotiate with the MINISTRY and CONTRACTOR acceptable provisions relating to underlifting and overlifting of production. Such provisions shall include periodic and at least Quarterly settlement of overlifts and underlifts in cash or in kind at the option of the MINISTRY.

7.5 Optional Purchase of Crude Oil :

The MINISTRY shall have the option, to be exercised upon at least ninety (90) days notice to CONTRACTOR, to purchase from CONTRACTOR up to fifty percent (50%) of CONTRACTOR's Production Sharing Oil.
The price for the Production Sharing Oil purchased by the MINISTRY shall be as mutually agreed by the MINISTRY and the CONTRACTOR. If no

agreement is reached then the price applied shall be the weighted average price received by CONTRACTOR for its sales to non-Affiliated Companies as calculated in Article 7.3.1. above during the applicable Quarter. If there have been no such sales then the price reached under Article 7.3 for the applicable Quarter shall apply.

All purchases by the MINISTRY pursuant to this option shall be on credit terms providing for payment within thirty (30) days from the bill of lading date for sales by tanker shipments, and from invoice date for other sales.

7.6 Production Forecast :

The Operating Company shall prepare and furnish to CONTRACTOR and the MINISTRY a Yearly production forecast report setting out the total quantity(ies) of the Petroleum that the Operating Company estimates can be produced, saved, and transported according to this Agreement during the Year and Quarterly in accordance with good Petroleum Industry practices.

The Operating Company shall use its best efforts to produce the forecast quantity of each Quarter, as updated from time to time.

The Operating Company shall, in accordance with good Petroleum Industry practices, store the Crude Oil in storage tanks constructed and maintained by the Operating Company in the Agreement Area or each Development Area, as applicable.

Measuring and volumetric determination of Crude Oil shall take place at such storage tanks for the purpose of this Agreement.

The MINISTRY shall take Royalty and title to its share of Production Sharing Oil, and CONTRACTOR shall take title to Cost Oil and its share of Production Sharing Oil (in accordance with Articles 7.1 and 7.2 respectively, as provided for in this Agreement) at a metering point at the storage tanks or at a point mutually agreed upon by the MINISTRY and the CONTRACTOR.

ARTICLE 8

TITLE TO ASSETS

8.1 MOMR shall become the owner of all assets acquired and owned by the CONTRACTOR in connection with the Petroleum Operations carried out by the CONTRACTOR or the Operating Company in accordance with the following:

(1) Land shall become the property of the MINISTRY as soon as it is purchased or obtained, subject to CONTRACTOR's use, free of rent or taxes of any kind during the term of this Agreement.

(2) Title to fixed and movable assets shall be transferred automatically and gradually from the CONTRACTOR to the MINISTRY as they are recovered in accordance with the provisions of Article 7.1.1 of this Agreement however the full title to fixed and movable assets shall be transferred automatically from the CONTRACTOR to the MINISTRY when its total cost has been recovered by the CONTRACTOR in accordance with the provisions of Article 7.1.1 or at the time of termination of this Agreement with respect to all assets chargeable to the Petroleum Operations whether recovered or not, whichever occurs first.

The book value of such assets in each Calendar Quarter shall be communicated by the CONTRACTOR and the Operating Company as applicable to the MINISTRY within thirty (30) days after the end of each Calendar Quarter.

8.2 During the term of this Agreement, the CONTRACTOR as Operator before formation of the Operating Company and the Operating Company are entitled to the full use of all fixed and movable assets referred to above in connection with the Petroleum Operations hereunder or under other Petroleum Operation entered into by the Parties. The CONTRACTOR and the Operating Company shall not dispose of the same except with the written approval of the MINISTER, such approval will not be unreasonably withheld.

8.3 The CONTRACTOR and the Operating Company may freely import into the ROY and use therein and freely export at the end of such use, machinery and equipment which they either rent or lease in accordance with good Petroleum Industry practices including but not limited to the leasing of computer hardware and software.

ARTICLE 9

TAXES AND BONUSES

9.1 Taxes

9.1.(a) CONTRACTOR shall pay a fixed percentage tax ("fixed tax") equivalent to three percent (3%) of all its Exploration Expenditures incurred and paid in conducting its Petroleum Operations. This fixed tax shall be paid within three (3) Months after the Tax Year in which the relevant Exploration Expenditures are incurred and paid. Such payments shall be made to the ROY tax authorities and shall be accompanied by statements authenticated by the MINISTRY setting out the relevant Exploration Expenditures. Within one hundred and fifty (150) days after the end of each Tax Year for which this fixed tax is paid, the MINISTRY shall furnish to CONTRACTOR official receipts evidencing the payment of such tax.

9.1.(b) Expatriate employees of CONTRACTOR, the Operating Company, their contractors and subcontractors shall be exempt from all personal income taxes and similar taxes in the ROY on all income or reimbursements paid by CONTRACTOR the Operating Company, and their

subcontractors and on all income from any sources outside of the ROY. All non-ROY contractors and subcontractors of CONTRACTOR and Operating Company shall be exempt from all taxes whatsoever measured by income, profits, turnover or otherwise with respect to all payments made to them by CONTRACTOR and Operating Company for services, equipment and materials provided in the Petroleum Operations under this Agreement.

9.1.(c) Income Tax

Any and all taxes to which CONTRACTOR is subject under the laws of the ROY that are measured by income, profit or turnover are hereinafter referred to as "ROY Income Taxes". For the purpose of ROY Income Taxes, the total taxable income of CONTRACTOR with respect to any Tax Year shall be an amount calculated as follows :

i. The total value (determined as provided in Article 7.3 above) of all Crude Oil received by CONTRACTOR in such Tax Year pursuant to Article 7, less the costs and expenses of CONTRACTOR which are recovered by CONTRACTOR in the Tax Year under Article 7.1.1; plus

ii. An amount equal to CONTRACTOR's ROY Income Taxes.

If the total value of such Crude Oil received in any Tax Year by CONTRACTOR as set out in this Article 9.1.(c) i. above is equal to zero, then CONTRACTOR shall not be required to pay any ROY Income Taxes for such Tax Year.

9.1.(d) The MINISTRY shall assume, pay and discharge on behalf of CONTRACTOR, CONTRACTOR's ROY Income Taxes out of the MINISTRY's share of Petroleum under this Agreement.

9.1.(e) Within one and hundred fifty (150) days after the end of each Tax Year, the MINISTRY shall furnish to CONTRACTOR official receipts evidencing the payment of CONTRACTOR's ROY Income Taxes for such Tax Year. Such receipts shall be issued by the proper tax authorities and shall state the amount and other particulars customary for such receipts.

9.1.(f) In calculating its ROY Income Taxes, the MINISTRY shall be entitled to deduct the ROY Income Taxes of CONTRACTOR paid by the MINISTRY on CONTRACTOR's behalf.

9.1.(g) The CONTRACTOR, its Affiliate Companies and their subcontractors and Operating Company and it's sub-contractors are exempt from all of the taxes and related taxes of any nature whatsoever with the exception of the fixed tax as stated in Article 9.1.(a) and the ROY Income Taxes as stated in Article 9.1.(c) above.

9.1.(h) Taxes Statements

CONTRACTOR shall provide the statements concerning the calculation of the fixed tax stated in Article 9.1.(a) above within thirty (30) days after each Quarter commencing after the Effective Date of this Agreement, and shall provide statements concerning the ROY Income Taxes according to Article 9.1.(c)i. above within thirty (30) days after each Tax Year commencing after Initial Commercial Production.

9.2 **Bonuses:**

9.2.(a) Signature Bonus:

CONTRACTOR shall within ten (10) days from the Effective Date, pay to the MINISTRY as a signature bonus the sum of seven million United States Dollars (U.S.$. 7,000,000).

9.2.(b) PRODUCTION BONUS:

CONTRACTOR shall pay to the MINISTRY the following production bonuses. The rates of production specified below shall not include production from any sole risk projects of the MINISTRY except if CONTRACTOR exercises its option to share in such sole risk production, and only from the initial date of sharing.

i. Two million United States Dollars (US$ 2,000,000) within (thirty) (30) days from commencement of production.

ii. Four million United States Dollars (U.S.$ 4,000,000) within thirty (30) days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of fifty thousand (50,000) Barrels per day for a period of thirty (30) consecutive days.

iii. Six million United States Dollars (U.S.$ 6,000,000) within fifteen (15) days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of one hundred thousand (100,000) Barrels per day for a period of thirty (30) consecutive days.

iv. Six million United States Dollars (U.S.$ 6,000,000) within fifteen (15) days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of two hundred thousand (200,000) Barrels per day for a period of thirty (30) consecutive days.

9.2.(c) Training Bonus:

The CONTRACTOR shall pay to the MINISTRY, within thirty (30) days after the start of each Year starting on the Effective Date and each anniversary thereof during the term of this Agreement a lump sum of two hundred thousand United States Dollars (U.S.$ 200,000) for the purpose of training Yemeni employees of the MINISTRY and its Dependent Units.

9.2.(d) Institutional Bonus:

CONTRACTOR shall pay to the MINISTRY, within thirty (30) days after the start of each Year starting on the Effective Date and each anniversary thereof during the term of this Agreement, a lump sum of two hundred thousand United States Dollars (U.S.$ 200,000) as institutional bonus.

9.3 All taxes and bonuses referred to above are not recoverable from the Cost Oil under Article 7.1 of this Agreement. All of the above contributions will be collected by the MINISTRY.

ARTICLE 10

OFFICE AND SERVICE OF NOTICE

During the period of this Agreement, the CONTRACTOR shall maintain an office in the ROY starting within thirty days (30) after the Effective Date of this Agreement, at which notices shall be validly served.

All matters and notices shall be deemed to be validly served to CONTRACTOR which are delivered to the office of the CONTRACTOR's General Manager against receipt or which are sent to him by registered mail, telefax, or telex.

All matters and notices shall be deemed to be validly served to the MINISTRY which are delivered to the MINISTER's office in Sana'a during regular office hours or which are sent to him by registered mail, telefax or telex.
Any changes in the address of the CONTRACTOR's office or of the individual empowered as General Manager shall be notified to the Ministry at least ten (10) days prior to the date of change.

ARTICLE 11

CONSERVATION PREVENTION OF LOSS AND ENVIRONMENTAL SAFETY

11.1 The CONTRACTOR and the Operating Company shall take all proper measures according to generally accepted methods in the Petroleum Industry to prevent loss or waste of Petroleum above or under the ground in any form during drilling, producing, gathering, transporting, distributing and storage operations.

The MINISTRY has the right to prevent any operation on any well that it might reasonably expect would result in loss or damage of the well or the Oil or Gas field.

11.2 Upon completion of the drilling of a productive well, the Operating Company shall inform and report to the MINISTRY or its representative of the time when the well will be tested and the production rate ascertained as well as the results of such test.

11.3 Except in instances where multiple producing reservoirs (not in pressure communication with each other) in the same well can only produce economically through a single tubing string, Petroleum shall not be produced from multiple Oil bearing zones through one string of tubing at the same time, except with the prior approval of the MINISTRY or its representative.

11.4 Operating Company shall record data regarding the quantities of Petroleum and water produced monthly from each Development Area. Such data shall be sent to the MINISTRY or its representative on the special forms provided for that purpose. A report to that effect must be submitted daily. Daily or weekly statistics regarding the production from the Development Area shall be available at all reasonable times for examination by authorized representatives of the MINISTRY.

11.5 Daily drilling records and the graphic well logs must show the quantity and type of cement and the amount of any other materials used in the well for the purpose of protecting Petroleum bearing or fresh water strata.

Any fundamental mechanical operation on a well after its completion must be approved by representatives of the MINISTRY.

11.6 In the course of performing the Petroleum Operations, the CONTRACTOR shall be subject to the laws, decrees, other rules and regulations with respect to environmental protection and safety of the country and conduct its operations in accordance with accepted Petroleum Industry practices.

ARTICLE 12

CUSTOMS EXEMPTIONS AND EXCHANGE CONTROL

12.1 The MINISTRY, the CONTRACTOR, the OPERATING COMPANY and their subcontractors shall be permitted to import from abroad, and shall be exempt from the Customs Duties and related taxes with respect to the importation of machinery, equipment, vehicles, materials, supplies, consumables, and mobile properties, to be used solely in the carrying out of Petroleum Operations, under this Agreement.

Foodstuffs may also be imported, provided their Customs Duties are fully paid.

12.2 The exemption stated in paragraph 1 of this Article does not apply to any imports of materials if these or materials of comparable quality are manufactured in Republic of Yemen and may be purchased locally at a rate which does not exceed one hundred and ten percent (110%) of the cost of the imported goods prior to the addition of the Customs Duties, but after adding the cost of transport and insurance.

17.2 The CONTRACTOR and the Operating Company shall each select its employees and determine their numbers, to be used for the operations hereunder, subject to Article 6 above.

17.3 The CONTRACTOR shall, after consultation with the MINISTRY prepare and carry out specialized training programs for all the ROY employees engaged in operations according to this Agreement and with respect to applicable aspects of the Petroleum Industry. The CONTRACTOR and the Operating Company shall undertake to replace gradually their staff by qualified ROY nationals in full coordination with the MINISTRY.

17.4 The CONTRACTOR shall include in its organisation during the Exploration Period at the appropriate time when the operations commence the following graduates seconded by the MINISTRY:

One (1) Geologist
One (1) Geophysicist
One (1) Drilling Engineer (during drilling)
One (1) Petroleum Engineer (during Development)

17.5 The CONTRACTOR, at its own expense, shall give each Year, as mutually agreed, two of MINISTRY's employees an opportunity to attend and participate in the CONTRACTOR's and the sub-contractor's, on-the-job training programs relating to Exploration and Development operations described in this Agreement.

17.6 All Yemeni personnel employed by the CONTRACTOR, the Operating Company and their respective subcontractors shall be paid according to their employment terms, salaries, wages, benefits and allowances in accordance with the compensation paid to other Yemeni personnel carrying out similar employment in the Petroleum Operations in Yemen, or subject to the Yemeni labour legislation applicable to Petroleum Operations which ever is the better.

ARTICLE 18

LAWS AND REGULATIONS

18.1 General

Except for what is provided for in this Agreement, the CONTRACTOR and the Operating Company shall be subject to all the laws of YEMEN and regulations issued for the implementation thereof, including, without limitation, any regulations for the safety, health, labor and efficient performance of operations carried out pursuant to this Agreement and for the conservation of the Petroleum resources. The CONTRACTOR, Operating Company and their subcontractors shall be subject to the provisions of this Agreement which affect them, and to all regulations which are duly issued by the GOVERNMENT from time to time except those regulations that are inconsistent with this Agreement.

18.2 Rights Controlled By This Agreement

Interests, rights and obligations of the GOVERNMENT that are represent by the MINISTRY and of the CONTRACTOR under this Agreement, shall solely governed by the provisions of this Agreement and may be alter or amended only by the mutual agreement of the Parties to th Agreement, which is stipulated by the ratification of the GOVERNMENT

ARTICLE 19

RIGHTS OF REQUISITION

19 General

In case of national emergency, the GOVERNMENT has the right requisition to all or part of the Petroleum produced from th Development Area or Areas during the period of such emergency, and ha the right to instruct the CONTRACTOR and/or the Operating Company t increase the production to the maximum rate achievable in accordanc with good Petroleum Industry practice. The GOVERNMENT has also suc right of requisition to the Development Area itself and any relate facilities during the period of such emergency.

19.1 The GOVERNMENT has the right of a final requisition to any Developme Area if it is proved to the GOVERNMENT that the CONTRACTOR has caused by its negligence or misconduct, a material and substantial damage t any Oil field or any relevant facilities in the aforementioned are provided that such caused damage shall be determined by a neutral thir party selected by the MINISTRY and CONTRACTOR to assist them in reachin a mutual agreement on the right of final requisition.

19.2 In no case shall a requisition , as provided for herein, be implemente prior to adequate written notice to the CONTRACTOR so that he shall b able to express his views with respect to such claim of a requisition

19.3 Notice of Requisition

The requisition of Petroleum production shall be carried out through Ministerial Order. Any requisition of the Development Area itself, o any related facilities, shall be carried out through a Presidentia Decree duly notified to the CONTRACTOR.

19.4 Indemnification

In the event of any requisition, except a final requisition referred i Article 19.1. the GOVERNMENT shall indemnify the CONTRACTOR for the period during which the requisition is verified, including :

(a) Damages if any from any such requisitions, except for any damages resulting from enemy attack or to the ultimate recovery of Crude Oil from any Development Area.

(b) Full payment each Month for the CONTRACTOR's share in all Petroleum extracted by the GOVERNMENT less the Royalty, MINISTRY's Production Sharing Oil, and the operating costs of such production.

ASSIGNMENT

20.1 General

The CONTRACTOR may not (except to an Affiliated Company) assign to any person, firm or corporation not a party hereto in whole or in part, any of its rights, privileges, duties or obligations under this Agreement without the written consent of the MINISTRY. The CONTRACTOR shall guarantee the performance of such assignee, in accordance with the terms of this Agreement. The CONTRACTOR shall give to the MINISTRY a prompt notice of any assignment to an Affiliated Company.

20.2 Approval of the MINISTRY

The MINISTRY shall give approval to the assignment by the CONTRACTOR of all or part of its rights, privileges, duties or obligations only if the following conditions are met:

(a) The obligations of the assignor deriving from this Agreement must have been duly fulfilled as of the date such request is made and remain fulfilled on the date of the assignment.

(b) The proposed assignee or assignor must produce reasonable evidence to the MINISTRY of the assignee's financial and technical competence.

(c) The instrument of assignment must include provisions stating precisely that the assignee is bound by all covenants contained in this Agreement and any modifications or additions, in writing, that up to such time have been made.
A draft of the proposed assignment and all relevant documents supporting the request, shall be submitted to the MINISTRY prior to the date of the proposed assignment, for the purpose of official approval.

(d) As long as the assignor shall hold any interest under this Agreement the assignor together with the assignee shall be jointly liable for all duties and obligations of the CONTRACTOR under this Agreement.

20.3 Any assignment by CONTRACTOR of all or part of its interests in this Agreement (other than to an Affiliated Company) shall be subject to the payment to the MINISTRY of twenty-five percent (25%) of the Net Sales Proceeds. The term "Net Sales Proceeds" means the amount resulting from the following calculation:

(a) The total consideration paid to CONTRACTOR in convertible currency in the form of cash, cheque, or other readily negotiable instrument for any interest in this Agreement that is assigned to any person, firm or corporation not a party hereto other than to an Affiliated Company of CONTRACTOR in accordance with the provisions of this Article 20, less the sum of (b) (i) and b(ii) below.

(b) (i) All cost, expenses, [illegible] expenditure of any nature whatsoever incurred by the CONTRACTOR prior to the date of the request of said assignment, adjusted for interest thereon to the time of assignment, and

(b) (ii) All taxes of any nature whatsoever (except the said twenty five percent (25%) of Net Sales Proceeds itself) of any taxing authorities whatsoever that are incurred by CONTRACTOR with respect to said assignment.

The aforesaid twenty-five percent (25%) of Net Sales Proceeds shall not apply to any consideration received by CONTRACTOR for said assignment where such consideration is in the nature of work and/or expenditures performed or to be performed and/or paid by the assignee with respect to this Agreement

20.4 CONTRACTOR shall, with the approval of the MINISTRY have the right to assign a security interest with respect to its interest in this Agreement for the purpose of obtaining financing for the Petroleum Operations which assignment shall be without prejudice to the MINISTRY's rights under this Agreement.

ARTICLE 21

BREACH OF AGREEMENT AND POWER OF CANCELLATION

21.(a) The GOVERNMENT has the right to cancel this Agreement by Order of a Presidential Decree, with respect to the CONTRACTOR, in the following instances :

1. If knowingly, it has submitted any false statements to the Ministry which were of a material consideration for the execution of this Agreement.

2. If it assigns any interest hereunder contrary to the provisions of Article 20 hereof.

3. If it is adjudicated bankrupt by a court of competent jurisdiction.

4. If it does not comply with any final decision reached as the result of court proceedings conducted under Article 23 hereunder.

5. If it intentionally extracts any mineral other than Petroleum not authorized by this Agreement or without the authority of the GOVERNMENT, except such extractions as may be unavoidable as the result of operations conducted hereunder in accordance with accepted Petroleum Industry practices and which shall be notified to the Ministry or its representative as soon as possible.

6. If it commits any material breach of this Agreement,

Such cancellation shall take place without prejudice to any rig which may have accrued to the GOVERNMENT against the CONTRACTOR accordance with the provisions of this Agreement, and, in the ever of such cancellation, the CONTRACTOR shall have the right to remo from the Agreement Area all its personal property.

21.(b) If the GOVERNMENT deems that one of the aforesaid causes (othe than a Force Majeure cause referred to in Article 22 hereof) exis to cancel this Agreement, the GOVERNMENT shall give to CONTRACTO ninety (90) days written notice personally served on CONTRACTOR' General Manager in a legally official manner and receipt of whi is acknowledged by him or by his legal agent, to remedy and remo such cause; but if for any reason such service is impossible du to un notified change of address, publication in the Offici Journal of the GOVERNMENT of such notice shall be considered validly served upon the CONTRACTOR. If at the end of the sai ninety (90) days notice period such cause has not been remedied an removed, this Agreement may be cancelled forthwith by Presidential Decree.

ARTICLE 22

FORCE MAJEURE

22.1 The non-performance or delay in performance by the Ministry and th CONTRACTOR and the Operating Company of any obligation under thi Agreement shall be excused if, and to the extent that, such non performance or delay is caused by Force Majeure. The period of any suc non-performance or delay, together with such period as may be necessar for the restoration of any damage done during such delay shall be adde to the time given in this Agreement for the performance of suc obligation and for the performance of any obligation dependent therec and consequently, to the term of this Agreement, but only if th extension of the term of this Agreement is relevant to the performanc of such obligation.

22.2 "Force Majeure", within the meaning of this Agreement, shall be an order, regulation or direction of the GOVERNMENT, or (with respect to CONTRACTOR) of the government of the country in which any of th companies comprising CONTRACTOR is incorporated, whether promulgated i the form of law or otherwise, or any act of God, insurrection, ri, war, strike (or other labor disturbance) , fires, floods or any ca not due to the fault or negligence of the party invoking Force Majeure whether or not similar to the foregoing, provided that any such caus is beyond the reasonable control of the party invoking Force Majeure.

22.3 Without prejudice to the above and except as may be otherwise provide herein, the GOVERNMENT shall incur no responsibility whatsoever to the CONTRACTOR, and the Operating Company for any damages, restrictions or

loss arising in consequence of such cause of Force Majeure, except any damage or loss caused by willful acts of the GOVERNMENT related to the Force Majeure.

22.4 If the Force Majeure event occurs during the Initial Exploration Period or any extension thereof and continues in effect for a period of six (6) Months the CONTRACTOR shall have the option upon ninety (90) days prior written notice to the MINISTRY to terminate its obligations hereunder without further liability of any kind.

ARTICLE 23

DISPUTES AND ARBITRATION

23.1 In case a dispute arises under this Agreement, the two parties to the dispute shall use their good faith efforts to settle their differences by mutual agreement. Otherwise, the two parties shall submit their dispute to arbitration as provided in this Article 23.

23.2 The arbitration shall be held in Paris, France, and conducted in the English language in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce. In the event of no provisions being made in these rules in certain cases, the arbitration tribunal shall establish their own procedure.

23.3 The arbitration shall be initiated by either party to the dispute ("First Party") giving notice to the other party to the dispute ("Second Party") that it elects to refer the dispute to arbitration and has appointed an arbitrator who shall be identified in said notice. The Second Party shall notify First Party in writing within forty-five (45) days identifying the arbitrator that it has selected.

23.4 If the Second Party does not so appoint its arbitrator, the First Party shall have the right to apply to the Court of Arbitration of the International Chamber of Commerce to appoint a second arbitrator. The two arbitrators shall, within thirty (30) days, select a third arbitrator failing which the third arbitrator shall be appointed by the Court of Arbitration of the International Chamber of Commerce at the request of either party.

23.5 The third arbitrator shall not be a citizen of the ROY or of a country in which any of the companies comprising CONTRACTOR is incorporated, but shall be a citizen of a country which has diplomatic relations with the aforesaid countries, and shall not have any economic interest in the oil business of the ROY or of any party to the dispute.

23.6 The parties hereto shall extend to the arbitration tribunal all facilities (including access to the Petroleum Operations) for obtaining any information required for the proper determination of the dispute. The absence or default of any party to the arbitration shall not be permitted to prevent or hinder the arbitration proceedings in any or all

of its stages.

23.7 Pending the decision or award of the arbitration tribunal, the operations or activities which have given rise to the arbitration need not be discontinued. In the event the decision or award recognizes that the complaint was justified, provisions may be made therein for such reparation as may be appropriately made in favor of the complainant.

23.8 Judgement on the award rendered may be entered in any Court having jurisdiction or application may be made to such Court for judicial acceptance of the award and an order of enforcement, as the case may be.

23.9 The provisions of this Agreement relating to arbitration shall continue in force notwithstanding the termination of this Agreement.

23.10 The parties hereto base their relationship under this Agreement on the principles of goodwill and good faith. The interpretation and application of the provisions of this Agreement with respect to the arbitration shall be in accordance with the Yemeni laws that are outlined in Article 24 of this Agreement.

ARTICLE 24

GOVERNING LAW

24.1 This Agreement, its Annexes, and any modification, will be governed and interpreted according to Yemeni Laws except the laws which are inconsistent with this Agreement.

ARTICLE 25

STATUS OF PARTIES

25.1 The rights, duties, obligations and liabilities with respect to the MINISTRY and the CONTRACTOR, shall be several and not joint or collective, it being understood that this Agreement shall not be construed as constituting an association or corporation or partnership.

25.2 The CONTRACTOR companies shall be subject to the laws of the place where they are incorporated regarding their legal status or creation, organization, charter and by-laws, shareholding and ownership.

The CONTRACTOR companies respective shares of capital which are entirely held abroad shall not be negotiable in the ROY and shall not be offered for public subscription in ROY.

25.3 All companies comprising the CONTRACTOR shall be jointly and severally liable for the performance of the obligations of the CONTRACTOR under this Agreement as to the MINISTRY.

25.4 This Agreement shall constitute the authority for CONTRACTOR to conduct all activities as are necessary to carry out the Petroleum Operations as contemplated by this Agreement.

ARTICLE 26

LOCAL CONTRACTORS AND LOCALLY MANUFACTURED MATERIALS

The CONTRACTOR or the Operating Company, as the case may be, and their subcontractors shall:

26.1 Give priority to local contractors and subcontractors including MOMR's Dependent Units as long as their performance is comparable to international standards and quality and the prices of their services are not higher than the prices of other contractors and subcontractors by more than ten percent (10%). The CONTRACTOR or the Operating Company as applicable shall, following consultation with MINISTRY, invite qualified local contractors for bidding when it requests bids for any required services.

26.2 Give preference to locally manufactured materials, equipment, machinery and consumables so long as their quality and time of delivery are comparable to internationally available materials, equipment, machinery and consumables. However, such materials, equipment, machinery and consumables may be imported for operations conducted hereunder if the local price of such items at the CONTRACTOR's or the Operating Company's operating base in the ROY is more than ten percent (10%) higher than the price of such imported items before Customs Duties, but after transportation and insurance costs have been added.

ARTICLE 27

GAS

27.1 Associated Gas

27.1.(a) The Associated Gas and Dry Gas produced from the Agreement Area are the property of the STATE. The CONTRACTOR or the Operating Company, as applicable, shall deliver the Associated Gas to the point where it is separated from the Crude Oil. Any costs with respect to such delivery to the STATE, including but not limited to, any increase in CONTRACTOR's costs as a result of such delivery, shall be paid by the STATE. If CONTRACTOR or the Operating Company needs part of the separated Associated Gas and/or Dry Gas for the purpose of utilizing it in the Petroleum Operations or for reinjection to preserve the pressure of the reservoirs, CONTRACTOR or the Operating Company must submit to the MINISTRY a request for such utilization free of charge together with documentation to support the request. Approval of such request shall not be withheld by the MINISTRY without a valid, acceptable reason in accordance with good Petroleum Industry practices. Any Associated Gas that is not taken by the STATE or that is not utilized in the Petroleum Operations, as aforesaid may

with good Petroleum Industry practices.

27.1.(b) If the STATE considers the possibility of entering into any joint venture with a non-ROY party for the marketing or other utilization of the Associated Gas, then the STATE and the CONTRACTOR shall meet for the purpose of reaching a mutual agreement on the terms and conditions of establishing a joint venture company or other form of participation for the said joint venture. Any such agreement shall be based on the following principles.

(1) The STATE's share in the joint venture shall not be less than sixty percent (60%).

(2) Rights and obligations shall be shared according to each parties participating interest in the joint venture.

(3) The CONTRACTOR shall initially bear the financing for the joint venture and shall be reimbursed for the STATE's participating interest share of such financing, in kind out of the STATE's Associated Gas.

If an Agreement is not reached as contemplated above within six (6) Months from the first meeting of the STATE and CONTRACTOR as aforesaid, unless such time is extended by mutual agreement, the STATE shall be free to conduct negotiations with a third party for an agreement on the marketing or other utilization of such Associated Gas. Meanwhile, the CONTRACTOR shall have the right, alone or with another party, to submit a new proposal to the STATE for the formation of a joint venture with the STATE.

27.2 Dry Gas discovery:

27.2.(a) CONTRACTOR shall notify the MINISTRY of any discovery of Dry Gas on any separate geological feature within the Agreement Area. The CONTRACTOR and the MINISTRY will meet for the purpose of discussing whether there is a basis for the CONTRACTOR and the MINISTRY to mutually agree upon terms and conditions under which CONTRACTOR will undertake the appraisal of the discovery.

7.2.(b) If CONTRACTOR drills a Commercial Gas Well following the declaration of a Commercial Discovery of Oil, then CONTRACTOR shall, if requested by the STATE appraise the discovery of the Commercial Gas Well in accordance with a program to be mutually agreed by the STATE and CONTRACTOR according to the following principles:

(1) Unless otherwise agreed, the appraisal program shall be in stages with the first stage being a preliminary market

feasibility study and each subsequent stage being dependent on the successful completion of the previous stage.

(2) The terms of production sharing for CONTRACTOR with respect to any Development of said discovery shall not be less than the terms for production sharing of Crude Oil as provided in this Agreement.

(3) All costs, expenses and expenditures of the appraisal program shall be recoverable from the Cost Oil as Exploration Expenditures.

(4) The operation of such Development shall not be inconsistent with the applicable terms and conditions of this Agreement.

27.2.(c) If the CONTRACTOR and the MINISTRY do not reach an agreement with respect to this Article 27.2, the MINISTRY has the right to develop such Dry Gas discovery as a sole risk project.

ARTICLE 28

CONFIDENTIALITY

28.1 General

Except as specifically provided in this Agreement, the CONTRACTOR, the Operating Company and their subcontractors shall not at any time during the term of this Agreement or for a period of four (4) years thereafter, use for their benefit or disclose to or use for the benefit of any other person whatsoever, including but not limited to, any company, firm, corporation, institution or government any information acquired during the term of this Agreement as a result of the Petroleum Operations hereunder. For the purposes of this Article information shall include, without limitation, data, designs, methods, formulae, processes, reserves and any other technical, financial or trade information. The MINISTRY shall be similarly bound for the term of this Agreement.

28.2 Use or Disclosure by the CONTRACTOR.

(a) The CONTRACTOR may freely use information for all purposes necessary to meet its obligations under this Agreement.

(b) The CONTRACTOR may disclose information to others:

(i) to the extent necessary to permit others to perform any of the obligations under this Agreement;

(ii) in connection with the arranging of financing or assignment;

(iii) to the extent required by any applicable law or regulation in accordance with good Petroleum Industry practices, provided that such disclosure will not cause any damage or prejudice the MINISTRY's rights under this Agreement.

Provided, however, any disclosure under paragraph (b) (i), or (b) (above shall require the third party to which the disclosure is made agree in writing to maintain the same confidentiality requirement applied to CONTRACTOR hereunder.

28.3 Approval of the MINISTRY

Any use or disclosure not specifically authorized in Article 28.2 abov shall be subject to the written authorization of the MINISTRY.

28.4 Exemption:

This Article 28 shall not apply to any information which the CONTRACT acquired or acquires from any source other than from the performance this Agreement or from the STATE or which is considered to be in t public domain.

ARTICLE 29

ANCILLARY RIGHTS OF CONTRACTOR

29.1 For the purpose of its operations under this Agreement and subject the laws and regulations at the time in force and subject to approval of the GOVERNMENT, CONTRACTOR shall have the right to take f of cost any stone, sand or other building materials from land n privately occupied or owned and to drill for and take any water whi may be available and may be required for operations under th Agreement, provided that the inhabitants are not prevented from takin their usual requirements of such materials and that the water supply the local inhabitants and nomad population is not endangered.

29.2 Radio, telephone and other communication facilities maintained b CONTRACTOR and Operating Company shall be for its exclusive use f purposes of its activities under this Agreement, shall be subject to a Governmental regulations and shall be available for reasonable c emergency use by the GOVERNMENT free of charge. Such facilities sha be so constructed and operated as not to interfere with simila installations which exist or may with the permission of the MINISTRY b established in YEMEN for public use or for the purposes of defence.

29.3 The CONTRACTOR and the Operating Company shall have the right to us without payment and in a safe manner, existing roads within YEMEN shall permit free public use of the roads constructed and maintained it, except such roads as the CONTRACTOR or Operating Company may wit the consent of the MINISTRY declare to be for its exclusive private use.

29.4 The CONTRACTOR and the Operating Company shall have the right to us existing public harbour and airports in YEMEN upon payment of the por and harbour dues or landing or other fees generally applicable in accordance with published regulations, provided that such use is not s extensive to interfere with the right of the public to use such harbou and airports.

29.5 Subject to the approval of the appropriate GOVERNMENT authorities, the CONTRACTOR and Operating Company shall have the use and occupation of surface rights of the lands and buildings owned by the GOVERNMENT in YEMEN which they may reasonably require for their operations under this Agreement subject to an agreed upon rental payment which shall not be less favorable than available to any other international company. When land, surface rights or buildings required by CONTRACTOR for its operations under this Agreement are privately occupied or owned, its purchase, lease or clearance shall be effected at terms to be negotiated by CONTRACTOR with the owner or occupier but such terms shall not be substantially more onerous to CONTRACTOR than those normally offered currently for similar transactions in the locality concerned. The GOVERNMENT shall, upon request by CONTRACTOR assist in the negotiation with the owner and occupier and shall use the power of eminent domain when necessary in compelling cases.

29.6 The CONTRACTOR and the Operating Company shall have the right to incur and pay costs and expenses pertaining to any emergency affecting safety to person or property in the Petroleum Operations and such costs and expenses shall be recoverable under this Agreement provided that the MINISTRY shall be notified of any such emergency as soon as practicable. CONTRACTOR shall have the right to incur and pay costs and expenses for any item of an approved work program for an amount in excess of the budget for such item and such costs and expenses shall be cost recoverable under this Agreement to the extent that they do not exceed ten percent (10%) of the budget for such item. CONTRACTOR shall, with the approval of the MINISTRY, have the right to revise any approved Work Program and Budget.

ARTICLE 30

MISCELLANEOUS

30.1 Headings
The headings or titles to each of the Articles and paragraphs of this Agreement are solely for the convenience of the Parties hereto and shall not be used with respect to the interpretation or construction of the provisions of this Agreement.

30.2 Entire Agreement.
This Agreement and the Annexes attached hereto represent the entire Agrement between the Parties hereto with respect to the subject matter hereof, superseding all other previous oral and written communications, representations, and agreements with respect thereto. This Agreement and its Annexes may be modified only by a duly authorized and executed written instrument signed by all the Parties hereto.

30.3 All items of archeological value that CONTRACTOR encounters are the sole property of the STATE. CONTRACTOR should notify the MINISTRY' representatives of such find as soon as its encounters such items. The CONTRACTOR must take all necessary precautions for their safety during the execution of the Petroleum Operations. CONTRACTOR should abide by the instruction in this regard.

30.4 Considering that the Parties hereto base their relationship under this Agreement on good will and good faith, the Parties hereto agree that in those provisions of this Agreement where a Party hereto is required to obtain the consent, approval, determination, or agreement of the other Party hereto, or of the STATE, such consent, approval, determination or agreement shall not be unreasonably withheld.

ARTICLE 31

ASSIGNMENT AND AUTHORIZATION BY THE MINISTRY

31.1 The MINISTRY reserves the right to assign part or the whole of its rights and obligations in this Agreement to any establishment, corporation, authority, company or any department that belongs to it in the ROY during any period when this Agreement is in effect, and reserves the right to restore all of its rights and its obligations at any time it desires to do so. The MINISTRY has the right to assign and deputize for more than one unit to exercise its rights and perform its obligations under this Agreement throughout all the stages of the execution of this Agreement.

Any such transfer of rights and obligations shall not be binding [illegible] CONTRACTOR and the Operating Company until the MINISTRY has delivered to CONTRACTOR and the Operating Company the document effecting such transfer.

ARTICLE 32

THE OFFICIAL TEXT

32.1 This Agreement is written in the Arabic and English Languages both of which shall have equal legal force and effect; provided, however, before GOVERNMENT authorities in the ROY, the Arabic version shall be referred to in interpreting this Agreement; and in any arbitration proceeding under this Agreement the Arabic and English versions shall be referred to in interpreting this Agreement.

ARTICLE 33

GOVERNMENT APPROVAL

33.1 This Agreement, signed by the MINISTRY and CONTRACTOR, shall not be binding upon either of the Parties hereto, until the issuance of the Presidential Decree approving this Agreement according to the constitutional procedures in ROY and giving the provisions of this Agreement, including the Annexes, full force and effect of law notwithstanding any countervailing GOVERNMENT enactment.

ARTICLE 34

THE SIGNATURES

34.1 Certifying the foregoing, the Parties hereby sign this Agreement on the date which appears in the Preamble of this Agreement.

THE MINISTRY OF OIL AND MINERALS RESOURCES

BY : Adel A. Khersheed

TITLE : Deputy Minister

SIGNATURE : ____________________

CONTRACTOR

1) CLYDE EXPRO plc

BY : Dr Alan John Martin

TITLE : Director

SIGNATURE : ____________________

2) NORSK HYDRO YEMEN a.s

BY : Tor Bjornulf Lund

TITLE : Vice President

SIGNATURE : ____________________

3) ORANJE-NASSAU YEMEN B.V.

BY : Peter W. H. Houx

TITLE : Managing Director

SIGNATURE : ____________________

BY : Laurentius A.P. Mulder

TITLE : Asst. Managing Director

SIGNATURE : ____________________

4) ANSAN WIKFS (HADRAMAUT) LIMITED

BY : Dr Donald J.R. Sheridan

TITLE : Director

SIGNATURE : ____________________

ANNEX A

DESCRIPTION OF THE AGREEMENT AREA HOWARIME AREA BLOCK 32 - HADRAMAUT GOVERNORATE REPUBLIC OF YEMEN

The Agreement Area is bound and contained by the straight lines connecting the points A through D and closing at A where these points are defined by their following Co-ordinates which form an integral part of this Annex "A"

Commencing at Point "A" at:

Latitude: 17 degrees 00 minutes 00 seconds North
Longitude: 49 degrees 30 minutes 00 seconds East

Thence South to Point "B" at:

Latitude: 15 degrees ~~49~~ 50 minutes ~~39~~ 00 seconds North
Longitude 49 degrees 30 minutes 00 seconds East

Thence West to Point "C" at:

Latitude: 15 degrees ~~49~~ 50 minutes ~~39~~ 00 seconds North
Longitude: 49 degrees 00 minutes 00 seconds East

Thence North to Point "D" at:

Latitude: 17 degrees 00 minutes 00 seconds North
Longitude: 49 degrees 00 minutes 00 seconds East

Thence East to close at point "A" at:

Latitude: 17 degrees 00 minutes 00 seconds North
Longitude: 49 degrees 30 minutes 00 seconds East

Annex "B" in an illustrative map of the Agreement Area which cut lines the Area covered by this Agreement and defined and bound by the points A,B,C, and D as referred to above.


49°
50°
D
A
C
B
17°
16°

REPUBLIC OF YEMEN


45°
50°
SCALE 1:
SAUDI ARABIA
OMAN
SADAH
RED SEA
IBB
TAIZ
ALBAYDA
GULF OF ADEN
12°
14°
16°

FIRST: THE INITIAL EXPLORATION PERIOD.

1.1 The Initial Exploration Period is thirty (30) Months beginning from the Effective Date of this Agreement.

1.2 Obligations of the CONTRACTOR:

The CONTRACTOR is obligated during the Initial Exploration Period, to undertake the expenditure of United States Dollars twenty-five million (U.S.$. 25,000,000) as a minimum, including the execution of the following Exploration programmes. The costs are estimated costs which will be used for the purpose of drawing from the Letter of Credit.

		Cost Estimate (U.S.$.MM)
1.2.1 Geophysical studies which include:		
a. Acquisition of 1000 km of new seismic data:		
	First 500 km	4.25
	Second 500 km	4.25
b. Processing of 1000 km of new seismic data:		0.30
1.2.2 The Drilling Programme:		
a. Mobilisation, drilling and evaluation of well 1		7.00
b. Drilling and evaluation of well 2		5.40
c. Drilling and evaluation of well 3		3.80
		25.00

2.1 In the event CONTRACTOR elects to enter the Second Exploration Period, such period shall last thirty (30) Months commencing at the end of the Initial Exploration Period.

2.2 The CONTRACTOR's obligations:

If the CONTRACTOR enters the Second Exploration Period, the CONTRACTOR will during such Period be obligated to the minimum expenditure of United States Dollars nineteen million and five hundred thousand (U.S.$ 19,500,000) including the execution of the following Exploration programme:

a. Acquisition, processing and interpretation of 250 km of new seismic data.

b. Drilling and evaluation of three (3) wells.

12.3 CONTRACTOR, the Operating Company and their subcontractors shall have the right to export free of Customs Duties and related taxes any material, equipments and goods which were imported to ROY for the purpose of the Petroleum Operations irrespective if they were exempt or not from Customs Duties and related taxes according to this Agreement provided CONTRACTOR or the Operating Company notifies the MINISTRY of such exportation.

12.4 There shall be no license required, and CONTRACTOR and MINISTRY and their respective customers shall be exempt from any duty, tax, fee or any other financial impost in respect of the export of Petroleum under this Agreement. Subject to any obligation under this Agreement to sell Petroleum to the STATE, the CONTRACTOR shall have the right to freely (except for those fees and charges which are normally paid to the GOVERNMENT for actual services rendered by the GOVERNMENT) export and sell the Cost Oil and its share of Production Sharing Oil.

12.5 The CONTRACTOR, the Operating Company and their subcontractors shall have the right after receiving approval from the MINISTRY to sell any materials or equipment or goods which were damaged or used, and thereby became non-serviceable, and which the CONTRACTOR or the Operating Company or their Affiliated Companies respectively classify as scrap junk, in the ROY without paying Customs Duties and related taxes.

12.6 New materials, equipment and goods, or used but serviceable materials, equipment and goods, that are surplus to the Petroleum Operations under this Agreement may be sold outside the ROY after the MINISTRY's approval following exportation or may be sold within the ROY provided that for any sale in the ROY the purchaser shall pay the applicable Customs Duties, taxes or imposts, if any, except if sold to MINISTRY or one of its Dependent Units or, with MINISTRY's approval to other companies enjoying substantially the same customs exemption as CONTRACTOR.

12.7 In the event of such sale under Article 12.5 or 12.6 above, the proceeds from such sales shall be divided in the following manner:

CONTRACTOR shall be entitled to reimbursement of its unrecovered costs, if any, in such material or equipment, and the excess, if any, shall be paid to MINISTRY. CONTRACTOR's unrecovered costs shall be reduced by the amount of such reimbursement paid to CONTRACTOR.

12.8 For the purpose of implementing this Article, the Customs Duties include all the imposts and taxes (except those fees and charges which are normally paid to the GOVERNMENT for actual services rendered by the GOVERNMENT) levied for importing (or exporting, if applicable) the said materials, equipment and goods.

12.9 The CONTRACTOR, the Operating Company, and their sub-contractors are exempt from the need to obtain import and export permits for equipment, machinery, and goods required for their activities and they will be exempt from paying concession royalties to all Yemeni corporations or companies.

12.9 (1) Every foreign employee of the CONTRACTOR or its Affiliated Companies or its subcontractors are permitted to import from abroad, exempt from Customs Duties, a reasonable quantity of household goods, personal belongings, and a car to be used only for his personal and family use. Whatever an employee imports may not be sold in the ROY except and after Customs Duties and related taxes are properly paid.

12.9 (2) In order to implement the above paragraph (1) of this Article, the understanding of the customs fees stated in Articles 12.4 and 12.8 of this Agreement must be applied as well.

12.10 The CONTRACTOR, the Operating Company and their subcontractors shall be exempt from foreign exchange controls in the ROY, with respect to their activities under this Agreement.

12.10 (1) CONTRACTOR and its non-ROY subcontractors shall supply all funds necessary for its Petroleum Operations in ROY under this Agreement in freely convertible currency from abroad. CONTRACTOR and its non-ROY subcontractors shall have the right to buy Yemeni currency whenever required, and the conversion shall be made at Yemeni banks according to the official ROY rate of exchange at the best rate officially prevailing in the ROY, which rate shall be at least as favorable as the rate available to any other international petroleum company conducting similar activity in YEMEN. CONTRACTOR and its ROY and non-ROY subcontractors shall have the right to make payments directly abroad in foreign currencies for goods and services obtained abroad for its operations in ROY under this Agreement and to charge such payments in accordance with the provisions of this Agreement without having first to transfer to ROY the funds for such payments. CONTRACTOR shall have the right to maintain abroad one (1) or more convertible currency accounts in international credit institutions of its selection. CONTRACTOR shall have right to pay abroad principal and interest on borrowings to finance any of its Petroleum Operations without having first to transfer to ROY the funds for such payments.

12.10 (2) CONTRACTOR shall have the right to hold United States Dollars and other freely convertible currency in a bank account in the ROY if a bank account of that kind is made available to any international petroleum company for any petroleum related purposes.

12.10 (3) Subject to Article 17.1. below CONTRACTOR shall have the right to pay its expatriate employees working in YEMEN in foreign currencies outside of YEMEN. Such employees shall only be required to bring into YEMEN such foreign exchange as required to meet their personal living and other expenses in YEMEN.

12.10 (4) CONTRACTOR shall have the right to receive and retain abroad and freely use all funds received by it abroad, including, without limitation, any sales proceeds from an authorized assignment of its interests in this Agreement, the proceeds from the sales of its share of Petroleum exported, and proceeds received by CONTRACTOR from any sale of equipment, materials and goods permitted as described in Article 12.5, 12.6 and 12.7.

12.10 (5) MINISTRY or GOVERNMENT, or their designated purchasers in ROY shall pay CONTRACTOR abroad in United States Dollars for any Petroleum purchased from CONTRACTOR, including Petroleum that is requisitioned by the GOVERNMENT pursuant to Article 19 below. The term "abroad", as used in this Agreement, means outside the ROY.

12.11 The CONTRACTOR, Operating Company and their subcontractors shall pay Yemeni Contractors and suppliers of materials manufactured in the ROY in Yemeni currency. The Yemeni importers of equipment, machines, and consumable goods, which may be obtained according to provision of Article 12.10(1) of this Agreement should be paid by foreign currency for the need of services and procurement.

12.12 CONTRACTOR and the Operating Company and foreign contractors or subcontractors of the CONTRACTOR and the Operating Company, as well as their resident foreign staff, shall have access to the duty free shops in the ROY.

ARTICLE 13

ACCOUNTING BOOKS; ACCOUNTING AND PAYMENTS

13.1 The CONTRACTOR and the Operating Company as applicable shall each maintain at their business offices in the ROY books of account in accordance with the Accounting Procedure in Annex "F" of this Agreement and according to the accepted accounting practices generally used in the Petroleum Industry. They must keep such other books and records as may be necessary to show the work performance under this Agreement, including the amounts and value of all Petroleum produced and saved. The CONTRACTOR and the Operating Company shall keep their books of account and accounting records in United States Dollars, which shall be the controlling currency of this Agreement for cost recovery, taxes and other purposes, and in Yemeni currency for information. The Operating Company shall furnish to the MINISTRY or its representative Monthly returns showing the amount of Petroleum produced and saved. Such returns shall be prepared in the form required by the MINISTRY or its representative and shall be signed by the General Manager or by the Deputy General Manager or a duly designated deputy, and delivered to the MINISTRY or its representative within thirty (30) days after the end of the Month that covers the return.

13.2 The aforesaid books of account and other books and records referred to above, shall be available at all reasonable times for inspection by duly authorized representatives of the MINISTRY.

ARTICLE 14

RECORDS, REPORTS AND INSPECTION

14.1 The CONTRACTOR and the Operating Company as applicable shall accurately prepare and keep at all times, while this Agreement is in force, the current records of their respective operations in the Agreement Area, according to this Agreement.

The CONTRACTOR and the Operating Company as applicable shall furnish the MINISTRY or its representative, in conformity with applicable regulations or as the MINISTRY or its representative may reasonably require, information and data concerning their respective operations under this Agreement. The Operating Company will perform the functions indicated in this Article 14 in accordance with its respective role as specified in this Agreement.

14.2 The CONTRACTOR and the Operating Company shall save and keep for a reasonable period of time a representative portion of each sample of cores and cuttings taken from drilling wells, to be disposed of, or forwarded to the MINISTRY or its representative in the manner directed by the MINISTRY. All such samples retained by the CONTRACTOR and/or the Operating Company for the Petroleum Operations shall be considered available for inspection at any reasonable time by the MINISTRY or its representatives.

14.3 Unless otherwise agreed to by the MINISTRY, in cases of exporting any rock samples outside the ROY, samples equivalent in size and quality shall, before such exportation, be delivered to MINISTRY.

14.4 Original records are properties of the GOVERNMENT. They can only be exported with the permission of the MINISTRY provided, however, that magnetic tapes and other data which must be processed or analyzed outside the ROY may be exported if a monitor or comparable record, if available, is maintained in the ROY and provided that such exports shall be repatriated to the ROY promptly after processing or analysis.

14.5 During the period the CONTRACTOR performs the Exploration operations, the MINISTRY's duly authorized representatives or employees shall have the right to full and complete access to the Agreement Area at all reasonable times with the right to observe the operations being conducted and to inspect all assets, records and data kept by the CONTRACTOR. CONTRACTOR shall not be responsible for any liability resulting from the injury to or death of or damage to the property of any such representatives or employees, unless caused by negligence or willful misconduct of CONTRACTOR. The CONTRACTOR shall provide the MINISTRY with copies of any and all data (including, but not limited to) geological and geophysical reports, logs and well surveys, information and interpretation of such data, and other information in CONTRACTOR's possession.

For the purpose of obtaining new offers, the MINISTRY may show any other party uninterpreted basic geophysical and geological data (such data to be not less than two (2) years old unless the CONTRACTOR agrees to a shorter period, which agreement shall not be unreasonably withheld) with respect to the Agreement Area

ARTICLE 15

RESPONSIBILITY FOR DAMAGES

The CONTRACTOR and the Operating Company shall entirely and solely be responsible in front of the law toward third parties for any damage by CONTRACTOR's as well as the Operating Company's operations and shall indemnify the MINISTRY against all damages for which they may be held liable to third parties on account of any such operations unless such operations are ordered by the MINISTRY or in connection with the MINISTRY's operations under Article 3.5 hereof.

ARTICLE 16

PRIVILEGES OF THE GOVERNMENT REPRESENTATIVES

Duly authorized representatives of the GOVERNMENT shall have access to the Agreement Area and to the operations conducted thereon. Such representatives may examine the books, registers and records of the CONTRACTOR and the Operating Company and make a reasonable number of surveys, drawings and te[illegible] for the purpose of enforcing this Agreement. They shall for this purpose be entitled to make reasonable use of the machinery and instruments of the CONTRACTOR or the Operating Company on the condition that no danger or impediment to the operations hereunder shall arise directly or indirectly from such use. Such representative shall be given reasonable assistance by the agents and employees of the CONTRACTOR or the Operating Company so that none of the activities shall endanger or hinder the safety or the efficiency of the operations. The CONTRACTOR or the Operating Company shall offer such representatives all privileges and facilities accorded to its own employees in the field and shall provide them, free of charge, the use of reasonable office space of adequately furnished housing while they are in the field for the purpose of facilitating the objective of their assignments. CONTRACTOR shall not be responsible for any liability resulting from the injury to or death of or damage to the property of any such representatives or employees unless caused by the negligence or wilful misconduct of CONTRACTOR.

ARTICLE 17

EMPLOYMENT PRIVILEGES AND THE TRAINING OF ROY PERSONNEL

It is the desire of the MINISTRY and the CONTRACTOR that operations hereunder be conducted in a business-like and efficient manner:

17.1 A minimum of twenty-three (23%) percent of the combined salaries and wages (excluding the leave pay and non recurring bonuses) of each of the resident expatriate administrative, professional and technical personnel employed by the CONTRACTOR and its subcontractors or Operating Company that are resident in Yemen shall be paid Monthly in Yemeni currency.

FORM OF BANK GUARANTEE

LETTER OF CREDIT

DATE : ________

Ministry of Oil and Mineral Resources
(Address)

Attention: __________

Re: Our Irrevocable Letter of Credit No. ______

Gentlemen:

By order of our client, (Name of Company) ____________ (hereinafter referred to as the "CONTRACTOR"), we hereby establish this irrevocable Letter of Credit No. ________ in your favor for the amount of US$ __________ effective on __________ ("the Effective Date") and expiring at the earlier of such time as the total reduction under paragraph 2 below equals the amount of this Letter of Credit or six (6) months after the end of the Initial Exploration Period under the Production Sharing Agreement (PSA) dated __________ by and between your MINISTRY and CONTRACTOR.

1. Availability

Funds under this Letter of Credit are available to you for thirty (30) Months after the Effective Date (the end of the Initial Exploration Period) plus six (6) months, as aforesaid, against your sight draft drawn on us, as described in the form of Exhibit I attached hereto.

2. Reduction

The amount available hereunder shall be reduced automatically by each amount stated in your signed notices, as described in the form of Exhibit II attached hereto.

The amount available hereunder shall, in the alternative, be reduced automatically upon receipt by us of a letter from CONTRACTOR attaching a copy of an instruction letter for reduction in the form of Exhibit II (the "request") with the amount of the reduction stated therein and certifying that

(ii) the MINISTRY did not object to the request within sixty (60) days after such delivery and instructing us to effect the reduction stated in said request.

3. Validity of the Letter of Credit

This Letter of Credit will be valid until the earlier of :

a. Six (6) months after the end of the Initial Exploration Period as described in the Production Sharing Agreement.

b. The date when the total amount of the Letter of Credit has been drawn or reduced as set out in 1. and 2. above.

We hereby engage with you that all drafts drawn by you in accordance with the terms of this Letter of Credit will be duly honored by us within ten (10) days of receiving your notice.

This Letter of Credit is subject to the Uniform Customs and Practices for Documentary Credits (1983 Revision), International Chamber of Commerce Publication No. 400.

(Name of Issuing Bank)

By: ______________________ Signature ______________

Title ______________________ Date ________________

EXHIBIT I

NOTICE OF DRAWING FROM LETTER OF CREDIT NO. ________

DATE: ________

(NAME AND ADDRESS OF ISSUING BANK)

Re: Irrevocable Letter of Credit No. ________

Gentlemen:

Please be advised that we are hereby drawing under the above referenced Letter of Credit and that:

1. (Name of Company) (the "CONTRACTOR") has not completed its obligations under the Production Sharing Agreement, dated ________, between MINISTRY OF OIL & MINERAL RESOURCES ("MOMR") and the CONTRACTOR, (the "PSA") with respect to the minimum work obligations or the clean up of work sites in relinquished areas according to good Petroleum Industry practices for the (Initial/Second) Exploration Period of the PSA within the period of thirty (30) Months specified therein and we are entitled to draw under the Letter of Credit.

2. We certify that in respect of the obligations not performed, the amount drawn under the Letter of Credit is the sum agreed between us and CONTRACTOR in the PSA as corresponding to the costs of such work as provided in the Minimum Work Obligation and Minimum Expenditure Obligation under the PSA for the (Initial/Second) Exploration Period.

3. MOMR has notified the CONTRACTOR at least two weeks before the date hereof of the work that has not been performed and the CONTRACTOR has subsequently not performed such work. A copy of the written notice to the CONTRACTOR is attached hereto.

4. This drawing is in the amount of U.S.Dollars (U.S.S. ________).

in ______________ ... ... -
receiving this notice.

MINISTRY OF OIL & MINERAL RESOURCES,

By : ______________________ Signature: ______________

Title: ______________________

cc: CONTRACTOR
(Address

EXHIBIT II

NOTICE OF REDUCTION OF LETTER OF CREDIT NO: ____________

DATE: ________

(Name and address of
Bank issuing Irrevocable
Letter of credit)

Re: Irrevocable Letter of Credit No. ____________

This is to notify you that in accordance with the Production Sharing Agreement between the MINISTRY OF OIL & MINERAL RESOURCES (MOMR) and the CONTRACTOR, dated as of ____________, 199__, the undersigned have signed this notice on the date hereof to reflect the completion by the CONTRACTOR of the work corresponding to the amount stated below. You are hereby authorized and instructed to reduce the amount of Letter of Credit by the amount of US$ ________ and to notify the CONTRACTOR of this reduction.

MINISTRY OF OIL & MINERAL RESOURCES

By : ____________________ Signature: ____________

Title: ____________________

CHARTER OF OPERATING COMPANY

ARTICLE 1

ESTABLISHING THE COMPANY

1.1 A Joint Venture Company (herein referred to as the "Operating Company") that is owned fifty percent (50%) by the MOMR and fifty percent (50%) by the CONTRACTOR is hereby established. The Operating Company will have the nationality of the REPUBLIC OF YEMEN. The MINISTER will permit its formation. The Operating Company will conduct its activities by the provisions of the Agreement, and this Charter.

1.2 The Operating Company shall come into existence on the thirtieth (30th) day after the date of a Commercial Discovery of Oil as defined in Article 6 of the Agreement (unless MOMR and the CONTRACTOR agree otherwise).

ARTICLE 2

THE COMPANY NAME

2.1 The name of the Operating Company shall be mutually agreed upon between the MINISTRY and the CONTRACTOR prior to the effective date of this Charter.

ARTICLE 3

HEADQUARTER OF THE COMPANY

3.1 The Headquarters of the Operating Company shall be in ______ in the ROY and the Operating Company may have Branches in other cities of ROY after the approval of the MINISTRY.

ARTICLE 4

COMPANY OBJECTIVE

4.1 The object of the Operating Company is to act as the agency through which MOMR and the CONTRACTOR carry out and conduct the Exploration and Development operations required in accordance with the provisions of the Agreement (hereinafter referred to as the "Agreement") signed on the ________ day of 199 by and between the MINISTRY and the CONTRACTOR covering Petroleum Operations in the Agreement Area described in Annexes A and B of the Agreement (Block 32 Howarime Hadramaut Governorate).

Agreement.

4.2 The Operating Company shall conduct the Exploration and Development operations pursuant to Work Programs and Budgets approved in accordance with the Agreement.

The Operating Company shall keep account of all costs, expenses and expenditures for such operations under the terms of the Agreement and Annex "F" thereto.

4.3 The Operating Company shall not engage in any business or undertake any activity beyond the performance of said operations performed for the MOMR and the CONTRACTOR under the Agreement, unless otherwise agreed upon by MOMR and the CONTRACTOR.

4.4 The Operating Company and either the CONTRACTOR or the MINISTRY, or both, may agree among themselves concerning necessary or desirable procedures for conducting the Petroleum Operations.

4.5 When conducting the Petroleum Operations under the Agreement, the Operating Company shall have the privileges and exemptions and shall abide by the regulations and requirements provided under the Agreement.

ARTICLE 5

FINANCING

5.1 The Operating Company shall not have either profits or losses. Costs, expenses and expenditures incurred and paid by the Operating Company to carry out and conduct all its Exploration and Development operations shall be financed by CONTRACTOR (or, with respect to a sole risk project of MOMR, by the MOMR) and recovered by CONTRACTOR or MOMR as the case may be from the Cost Oil according to the annual budget prepared by the Operating Company and approved by the Board of Directors and ratified by the MINISTER in accordance with the Agreement and Article 9 of this Charter.

ARTICLE 6

FUNCTION OF THE OPERATING COMPANY

6.1 The Operating Company shall not own any right, title, interest or estate in or under the Agreement or any Development Area created thereunder or in any of the Petroleum production from any Development Area thereunder or in any of the assets, equipment or other property obtained or used in connection therewith, and shall not be obligated as a principal for the financing or performance of any of the duties or obligations of either MOMR or the CONTRACTOR under the Agreement, and will be functioning as an Operator only.

and the CONTRACTOR. Whenever it is [illegible] that Operating Company shall decide, take action or make a proposal and the like, it is understood that such decision or judgment is the result of the decision or judgement of the MINISTRY and/or CONTRACTOR, as may be required by the Agreement.

ARTICLE 7

COMPANY MANAGEMENT

7.1 The Operating Company shall have a Board of Directors consisting of eight (8) members, four (4) of whom shall be designated by the MINISTRY and the other four (4) by the CONTRACTOR . The Chairman shall be designated by the MINISTRY and shall also be a Managing Director. The CONTRACTOR shall designate the General Manager who shall also be a Managing Director.

ARTICLE 8

BOARD OF DIRECTORS MEETINGS

8.1 Meetings of the Board of Directors shall be valid if a majority of the Directors are present and any decision taken at such meetings must have the affirmative vote of five (5) or more of the Directors; provided, however, that any Director may be represented and vote by proxy given to and exercised by another Director.

8.2 All reasonable costs and expenses of the members of the Board of Directors in performing their duties as members of the Board of Directors shall be paid by CONTRACTOR and recovered as Operating Expenses. No fee or other compensation shall be paid to the members of the Board of Directors for the performance of their duties as members of the Board of Directors.

ARTICLE 9

BOARD OF DIRECTORS DECISIONS

9.1 Board of Directors decisions shall be ratified by the MINISTER or his representative within one Month from the date of receipt at his office. In case of no reply from the MINISTER or his representative during that period, the decision becomes valid and considered ratified automatically.

EMPLOYMENT

10.1 The Operating Company shall employ personnel with foreign nationalities to carry out the Petroleum Operations in cases where there is a need for specialized technical personnel which can not be found among the Yemeni personnel. The Operating Company shall, upon its establishment, set a schedule for specialized training of Yemeni personnel for replacing foreign personnel. Such schedule shall be submitted to the Board of Directors to be decided upon and then submitted to the MINISTER for his approval.

10.2 All Yemeni personnel employed by the Operating Company shall be paid salaries, wages, benefits, and allowances comparable to the compensation paid to other Yemeni personnel working in the Petroleum Operations in Yemen who have comparable skill, education, and experience and who are performing services with comparable duties and responsibilities, or subject to the Yemeni labor legislation applicable to the Petroleum Operations which ever is better.

ARTICLE 11

LOCAL CONTRACTORS AND LOCALLY MANUFACTURED MATERIALS

11.1 In all cases, the Operating Company shall give priority to local contractors and to locally manufactured materials under the terms of Article 26 of the Agreement.

ARTICLE 12

INSURANCES

12.1 The Operating Company shall obtain the proper insurance against losses and damages which may be caused by explosions, as well as other types of insurance as they become necessary and approved by the Board of Directors.

ARTICLE 13

REGULATIONS

13.1 The Board of Directors shall approve the regulations covering the terms and conditions of employment of the personnel of the Operating Company employed directly by the Operating Company and not assigned thereto by MOMR or the CONTRACTOR.

The Board shall, in due course, draw up the By-Laws of the Operating Company and such By-Laws shall be effective upon being approved in accordance with the provisions of Articles 3 and 9 hereof.

DURATION OF THE COMPANY

14.1 The duration of the Operating Company shall be limited to a period equal to the duration of the Agreement including any renewal thereof.

14.2 Neither CONTRACTOR nor the MINISTRY shall assign, sell, or otherwise transfer its interest in the Operating Company to a party not a party to the Agreement except in connection with an assignment of an interest in the Agreement in accordance with the provisions of the Agreement.

ARTICLE 15

TERMINATION OF THE COMPANY

15.1 The Operating Company will be terminated when the Agreement is terminated for any reason as provided for therein.

ARTICLE 16

MODIFICATION OF THE CHARTER

16.1 The MINISTRY and CONTRACTOR shall have the right by mutual agreement to modify the terms of this Charter provided that such modification will not be in conflict with the provisions of the Agreement.

ARTICLE 17

SIGNATURE

MINISTRY OF OIL AND MINERAL RESOURCES

BY : ____________________

TITLE : ____________________

DATE : ____________________

SIGNATURE : ____________________

CONTRACTOR

BY : ____________________

TITLE : ____________________

DATE : ____________________

SIGNATURE : ____________________

CERTIFICATION OF THE COMPANY NAME

The name of the Operating Company Agreed upon by the MINISTRY and CONTRACTOR is:-

____

____

MINISTRY OF OIL AND MINERAL RESOURCES		CONTRACTOR	
BY	: ____________	BY	: ____________
TITLE	: ____________	TITLE	: ____________
DATE	: ____________	DATE	: ____________
SIGNATURE	: ____________	SIGNATURE	: ____________

ANNEX F

ACCOUNTING PROCEDURE

ARTICLE 1

GENERAL PROVISIONS

(1) Definition.

The definitions contained in Article 1 of the Production Sharing Agreement shall apply to this Accounting Procedure and have the same meanings.

1.1 Purpose of the Accounting Procedure

1.1.1 The purpose of this Accounting Procedure is to establish methods and rules of accounting for the Petroleum Operations under this Agreement.

1.1.2 Any procedures established herein may be modified by mutual agreement of both Parties hereto subject to future arrangement.

1.1.3 No charge shall be made or accounted for the Petroleum Operations unless it is related to the Petroleum Operations covered by the Agreement.

1.2 Statement of Expenditure

1.2.1 The CONTRACTOR shall, pursuant to Article 13 of this Agreement, to which this Annex is a part of and before forming the Operating Company according to Article 6 of this Agreement render to the MINISTRY within thirty (30) days after the end of each Calendar Quarter a Statement of Expenditure reflecting all charges or credits related to the Petroleum Operations for the period, summarised by appropriate classifications indicative of the nature thereof together with the summary of such information on a cumulative basis from the Effective Date as well as Year to date.

1.2.2 Following its formation, the Operating Company shall render to the MOMR and the CONTRACTOR within thirty (30) days after the end of each Quarter a Statement of Development and Exploration activities reflecting all charges and credits related to the Development and Exploration operations for that Quarter summarised by appropriate classifications indicative of the nature thereof except those items of controllable material and unusual charges and credits shall be detailed.

Operating Company shall be entitled to make to the CONTRACTOR Monthly cash calls covering estimated future expenditures according to the approved Work Program and Budget. The statement of estimated expenditures shall be sent to CONTRACTOR at least thirty (30) days prior to the beginning of each Quarter, and a copy of such statement will be transmitted to the MINISTRY. The estimated expenditures to be made in each Month of the Quarter are the estimated cash outlay for such Month, including any payment for liabilities incurred during previous Months. The estimate for the first such Month shall, at the Operator's option, constitute a request for advance. The estimates for the second and third succeeding Months shall be tentative only and may be revised in the subsequent submittal. The aforesaid statement shall indicate the currencies in which sums are needed for the Petroleum Operations.

After the first Commercial Oil Discovery is made, following its coming into existence and not later than the twentieth (20th) day of each Month, the Operating Company shall furnish to the CONTRACTOR who will secure the financing of all required amounts for the Development and Exploration program during the term of this Agreement, a written estimate of its total cash requirement for expenditure for the first half and the second half of the succeeding Month expressed in United States Dollars having regard to the approved Budget. Such estimate shall take into consideration any cash expected to be available to the Operating Company at Month end. Payment for the appropriate period of such Month shall be made to the correspondent bank designated in Article 6.1 (h) of the Agreement on the first (1st) day and the fifteenth (15th) day of the Month respectively or the next following business day, if such day is not a business day.

1.2.4 In case funds provided by the CONTRACTOR for the given Month are not sufficient to cover the cash requirements (within the limits of the approved Budget or authorized overruns), the Operating Company shall transmit to the CONTRACTOR with a copy to the MINISTRY supplementary statements showing such additional amounts to be advanced, and the date the funds are required.

1.2.5 Operator shall keep records of funds advanced and expended in all currencies and submit a statement to each Party hereto showing such advances and expenditures.

1.2.6 Within thirty (30) days after the end of each Quarter, Operator shall submit to each Party hereto a statement of the charges and credits (including any payment for liabilities incurred during previous Quarters for Exploration, appraisal, Development and other Petroleum Operations in said Quarter. Such statements shall be in Yemeni currency and United States Dollars.

non-United States
Dollars.

1.6 Precedence of Documents

In the event of any inconsistency or conflict between the provisions of this Accounting Procedure and the provisions of the main body of this Agreement treating the same subject differently, then the provisions of the main body of this Agreement shall prevail.

1.7 No Charge for Interest on Investment

Interest on investment or any bank fees, charges or commissions related to any bank guarantees to finance the Petroleum Operations shall not, at any time, be charged as recoverable costs under this Agreement.

ARTICLE 2

COSTS, EXPENSES AND EXPENDITURES

The CONTRACTOR shall alone bear and pay directly during the Exploration Period or through the Operating Company after the Commercial Discovery of Oil, the costs and expenses, which costs and expenses shall be classified and be allocated to the activities according to sound and generally accepted accounting principles and treated and recovered in accordance with Article 7.1.1 of this Agreement:

2.1 Surface Rights

All direct costs attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Agreement Area.

2.1 (a) Labor and Related Costs

Salaries and Wages of CONTRACTOR's or Operating Company's employees, as the case may be, directly engaged in the various activities under this Agreement including salaries and wages paid to geologists and other employees who are temporarily assigned to and employed in such activities in Yemen.

2.1 (b) Cost of living and housing allowances, and other customary allowances applicable to salaries and wages of expatriate employees chargeable under this Annex.

2.1 (c) Cost of expenditures or contributions made pursuant to law or assessments imposed by GOVERNMENT authority which are applicable to labor cost of salaries and wages as provided under this Annex.

non-United States Dollar expenditures to United States Dollars.

1.6 Precedence of Documents

In the event of any inconsistency or conflict between the provisions of this Accounting Procedure and the provisions of the main body of this Agreement treating the same subject differently, then the provisions of the main body of this Agreement shall prevail.

1.7 No Charge for Interest on Investment

Interest on investment or any bank fees, charges or commissions related to any bank guarantees to finance the Petroleum Operations shall not, at any time, be charged as recoverable costs under this Agreement.

ARTICLE 2

COSTS, EXPENSES AND EXPENDITURES

The CONTRACTOR shall alone bear and pay directly during the Exploration Period or through the Operating Company after the Commercial Discovery of Oil, the costs and expenses, which costs and expenses shall be classified and be allocated to the activities according to sound and generally accepted accounting principles and treated and recovered in accordance with Article 7.1.1 of this Agreement:

2.1 Surface Rights

All direct costs attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Agreement Area.

2.1 (a) Labor and Related Costs

Salaries and Wages of CONTRACTOR's or Operating Company's employees, as the case may be, directly engaged in the various activities under this Agreement including salaries and wages paid to geologists and other employees who are temporarily assigned to and employed in such activities in Yemen.

2.1 (b) Cost of living and housing allowances, and other customary allowances applicable to salaries and wages of expatriate employees chargeable under this Annex.

2.1 (c) Cost of expenditures or contributions made pursuant to law or assessments imposed by GOVERNMENT authority which are applicable to labor cost of salaries and wages as provided under this Annex.

MOMR approved cost of established plans which include customary benefits for employees such as group life assurance, hospitalization, pension, retirement, stock purchase, thrift and other benefits of a like nature which are applicable to labor cost of salaries and wages of expatriate employees, and for YEMEN employees, all as chargeable under this Annex. Severance pay will be charged at a fixed rate applied to payrolls which will equal an amount equivalent to the actual liability for severance payments as required under YEMEN labor law and CONTRACTOR's established policies.

2.3 Materials

Materials, equipment and supplies purchased or furnished as such by CONTRACTOR, directly or through the Operating Company.

2.3.1 Purchases

Material, equipment and supplies purchases shall be charged at the price paid by CONTRACTOR or through the Operating Company, after deduction of all discounts actually received. Such purchases shall be concluded through CONTRACTOR's customary bid procedures in agreement with the MINISTRY.

2.3.2 Material Furnished by CONTRACTOR

Material required for Petroleum Operations shall be purchased directly whenever practicable, except that CONTRACTOR may after the MINISTRY's approval furnish such material from CONTRACTOR's Affiliated Companies stocks outside YEMEN under the following conditions.

2.3.3 New Material (condition "A")

New material transferred from CONTRACTOR's or its Affiliated Companies warehouse or other properties shall be priced at cost, provided that the cost of material supplied is no higher than international prices for material of similar quality supplied on similar terms prevailing at the time such material was supplied.

2.3.4 (a) Used Material (conditions "B" and "C")

Material which is in sound and serviceable condition and is suitable for re-use without reconditioning shall be classed as condition "B" and priced at seventy-five percent (75%) of the price of new material.

2.3.4 (b) Material which cannot be classified as condition "B" but which is serviceable for original function but substantially not suitable for reconditioning, shall be classed as condition "C" and shall be priced at a value commensurate with its use.

Knocked-down new price.

2.3.5 Warranty of Materials Furnished by CONTRACTOR

CONTRACTOR does not warrant the materials furnished beyond the dealer's or manufacturer's warranty and in case of defective material, credit shall not be recorded until adjustment has been received by CONTRACTOR from manufacturers or their agents. The CONTRACTOR or Operating Company, as applicable, shall ensure that materials purchased are warranted by the dealers or manufacturers in accordance with good Petroleum Industry practices.

2.4 Transportation

Transportation of employees, equipment, materials, and supplies necessary for the conduct of CONTRACTOR's or Operating Company's activities, to the extent covered by established policies of CONTRACTOR will include but not be limited to travel expenses for employees and their families to and from the employee's point of origin at the time of employment, at time of separation and for vacations, rest leaves and traveling expenses for employees and their families incurred as a result of transfer from one location to another.

2.5 Services

2.5 (a) Outside Services

The cost of consultants, contract services and utilities procured from third parties.

2.5 (b) Cost of services performed by the MINISTRY or by CONTRACTOR, or its Affiliated Companies, in facilities inside or outside YEMEN. Regular, recurring and routine services, such as processing seismic tapes, interpreting seismic, geological and engineering data and/or other analyses, shall be performed and charged by MINISTRY, CONTRACTOR, or its Affiliated Companies, at a price agreed to by CONTRACTOR and MINISTRY. Major projects involving engineering and design services shall be performed by CONTRACTOR, or its Affiliated Companies, at a contract amount agreed to by MOMR. The price and contract amount to be agreed upon as provided above shall be at rates commensurate with the cost of such services but not in excess of competitive rates for the same quality and quantity of such services. Use of CONTRACTOR's, or its Affiliated Companies, wholly-owned equipment shall be charged at a rental rate commensurate with the cost of ownership and operation, but not in excess of competitive rates currently prevailing in YEMEN.

All costs or expenses necessary to replace or repair damages or losses incurred by fire, flood, storm, theft, accident or any other cause not controlled by CONTRACTOR through the exercise of reasonable diligence. CONTRACTOR or Operating Company shall furnish the MINISTRY written notice of damages or losses incurred in excess of United States Dollars ten thousand (U.S.$ 10,000) per occurrence, as soon as practicable after report of the same has been received by CONTRACTOR.

2.7 Insurance and Claims

The cost of any public liability, property damage and other insurance against liabilities of CONTRACTOR or Operating Company to their employees and third parties as may be required by the Laws, rules and regulations of the STATE or as the Parties hereto may agree upon. The proceeds of any such insurance or claims collected shall be credited against Petroleum Operations. If no insurance is carried for a particular risk, all related actual expenditures incurred and paid by CONTRACTOR or Operating Company in settlement of any and all losses, claims, damages, judgments, and any other expenses, including legal services, shall be credited against Petroleum Operations.

2.8 HEAD Office and Field Expenses in YEMEN

2.8 (a) The cost of staffing and maintenance CONTRACTOR's and the Operating Company's head office in YEMEN.

2.8 (b) Camp overhead and facilities such as shore base, warehouses, water systems, road systems, salaries and expenses of field supervisory personnel, field clerks, assistants, and other general employees indirectly serving the Agreement Area.

2.9 Legal Expenses

All costs and expenses of litigation, or legal services otherwise necessary or expedient for the protection of the Agreement Area, with respect to third parties including attorney's fees and expenses as hereinafter provided, together with all judgments obtained against the Parties hereto or any of them on account of the Petroleum Operations under the Agreement, and actual expenses incurred by any Party or Parties hereto in securing evidence for the purpose of defending against any action or claim prosecuted or urged against the Petroleum Operations or the subject matter of the Agreement. In the event actions or claims regarding the protection of interests hereunder shall be handled by the legal staff of one or more of the Parties hereto, a charge at a rate commensurate with cost of providing and furnishing such services may be made to the Petroleum Operations.

2.10.1 The CONTRACTOR's or Operating Company's administrative overhead outside YEMEN applicable to the Petroleum Operations under this Agreement shall be charged Quarterly at the percentages of the total of Exploration Expenditures, Development Expenditures and Operating Expenses for the Year ("Total Expenditures"), as specified below:

(a) 3% of Total Expenditures not exceeding one million United States Dollars (U.S.$. 1,000,000)

(b) 1.5% of Total Expenditures in excess of one million United States Dollars (U.S.$. 1,000,000), but less than five million United States Dollars (U.S.$. 5,000,000)

(c) 1% of Total Expenditures in excess of five million United States Dollars (U.S.$. 5,000,000) but less than ten million United States Dollars (U.S.$. 10,000,000)

(d) 0.5% of Total Expenditures in excess of ten million United States Dollars (U.S.$. 10,000,000).

2.10.2 No other direct charges as such for CONTRACTOR's administrative overhead outside YEMEN will be applied against the Petroleum Operations. Examples of the types of costs CONTRACTOR is incurring and charging hereunder due to the activities under the Agreement and covered by said percentages are:-

(a) Executive - Time of executive officers

(b) Treasury - Financial and exchange problems

(c) Purchasing - Procuring materials, equipment and supplies

(d) Exploration and production - Directing, advising and controlling the entire project

(e) Other departments such as legal, comptroller and engineering which contribute time, knowledge and experience to the Petroleum Operations. The foregoing does not preclude charging for direct services under sub-paragraphs 2.5.b and 2.9 of this Article 2.

2.11 <u>Taxes</u>

All taxes, duties or levies, if any, paid in YEMEN by CONTRACTOR with respect to this Agreement, other than those paid in accordance with Article 9 of the Agreement,

2.12 (a) Any costs, expenses or expenditures, other than those which are covered and dealt with by the foregoing provisions of this Article 2, incurred by CONTRACTOR or Operating Company under approved Work Programs and Budgets and after consultation with the MINISTRY.

2.12 (b) The CONTRACTOR, before the formation of the Operating Company, and the Operating Company shall have the right to incur and pay costs and expenses pertaining to an emergency affecting safety to person or property in the Petroleum Operations and such costs and expenses shall be recoverable under this Agreement provided that the MINISTRY shall be notified of any such emergency as soon as practicable. The CONTRACTOR, before the formation of the Operating Company, and the Operating Company shall have the right to incur and pay costs and expenses for any item of an approved Work Program and Budget for an amount in excess of the budget for such item and such costs and expenses shall be cost recoverable under this Agreement to the extent that they do not exceed ten percent (10%) of the budget for such item.

2.13 CONTINUING CONTRACTOR COSTS

Costs of CONTRACTOR's activities required under this Agreement and incurred exclusively in the ROY after the Operating Company is formed provided that costs of CONTRACTOR's expatriate employees and ROY employees engaged in such activities in YEMEN shall include those costs specified in sub-paragraphs 2.1 (a), 2.1 (b), 2.1 (c), 2.2., and 2.4., above.

ARTICLE (3)

INVENTORIES

3.1 Periodic Inventories, Notice and Representation

At reasonable intervals as agreed upon by the MINISTRY and CONTRACTOR, inventories shall be taken by CONTRACTOR of the Petroleum Operations material, which shall include all such material, physical assets and construction projects. Written notice of intention to take inventory shall be given by CONTRACTOR to the MINISTRY at least thirty (30) days before any inventory is to begin so that the MINISTRY may be represented when any inventory is taken. Failure of the MINISTRY to be represented at an inventory shall bind it to accept the inventory taken by CONTRACTOR, who shall, in that event, furnish the MINISTRY with a copy thereof. Such inventories shall take place annually or as otherwise agreed.

Reconciliation of inventory shall be made by CONTRACTOR and the MINISTRY, and a list of overages and shortages shall be jointly determined and the inventory accordingly adjusted by the CONTRACTOR.

3.3 After the first Commercial Discovery of Oil the Operating Company shall carry out the foregoing inventory obligations of CONTRACTOR.

ARTICLE 4

COST RECOVERY

4.1 Statement of Recovery of Costs and Cost Recovery Crude Oil

CONTRACTOR shall, pursuant to Article 7 of the Agreement, render to the MINISTRY not later than thirty (30) days after each Quarter a statement for that Quarter showing:

(a) Recoverable costs carried forward from previous Quarter(s), if any.

(b) Recoverable costs incurred during that Quarter.

(c) Total recoverable costs (a) + (b).

(d) Value of Cost Oil taken and separately disposed of by CONTRACTOR for that Quarter.

(e) Amount of costs recovered for that Quarter.

(f) Amount of recoverable costs carried into the succeeding Quarter, if any.

(g) Royalty payable to ROY.

4.2 Costs, expenses and expenditures that are incurred and paid prior to the Year in which they are recoverable under this Agreement shall be allocated to the first Quarter of such Year. All other costs, expenses and expenditures that are recoverable in such Year shall be allocated to the Quarter in which they are incurred and paid.

4.3 For the purpose of calculating book value, the costs of such fixed and movable assets shall be recovered in the order in which they are incurred per Quarter. The costs incurred in the same Quarter shall be recovered proportionally.

4.4 Audit Rights

The MINISTRY shall have a period of twenty-four (24) Months from receipt of any statement under this Article 4 in which to audit and raise objection to any such statement. The MINISTRY and CONTRACTOR shall agree on any required adjustment. Supporting documents and accounts will be available to the MINISTRY during said twenty-four (24) Month period.

ARTICLE 5

CONTROL STATEMENTS AND MAJOR ACCOUNTS

5.1 Exploration Obligations Statements

CONTRACTOR shall annually prepare from the Statements of Expenditure prepared pursuant to Article 1.2 hereof, a statement showing for such Year the excess or deficit in Exploration Expenditures compared to the Minimum Expenditure Obligations. Such statement shall be rendered to the MINISTRY not later than thirty (30) days following the end of such Year.

5.2 Major Accounts

For the purpose of classifying costs, expenses and expenditures for cost recovery as well as for the purpose of establishing when the Exploration obligation has been met, costs, expenses and expenditures shall be recorded in major accounts including the following:-

- Exploration Expenditures
- Development Expenditures other than Operating Expenses
- Operating Expenses

Necessary sub-accounts shall be used in coordination with the MINISTRY.

Revenue accounts shall be maintained by CONTRACTOR to the extent necessary for the control of recovery of costs and the treatment of Cost Oil.

Cash and accrual accounts shall be maintained as coordinated with the MINISTRY.

ANNEX G

EXAMPLE CALCULATION OF ROYALTY, COST OIL, AND PRODUCTION SHARING OIL

Assuming that the Monthly Average Daily Net Production ("MADNP") is 80,00 BBL. then calculation of the shares of GOVERNMENT and CONTRACTOR would be a follows :-

1. Deduction of Royalty owned by the GOVERNMENT from the total amount o 80,000 BBL according to Article 3.2 of this Agreement.

   Royalty = MADNP X the percentage of Royalty divided by one hundred.

   $$\text{Royalty} = \frac{(80{,}000)\ X\ (\text{the royalty percentage})}{100}$$

   $$\text{Royalty} = \frac{(80{,}000)\ X\ (\ 10\ )}{100} = 8{,}000\ \text{BBL.}$$

   And the remaining amount of MADNP after the deduction of Royalty woul come to be:-

   80,000 BBL - Royalty of 8,000 BBL. = 72,000 BBL.

2. From the remaining amount of MADNP calculated above we deduct the Cos Oil as follows :-

   A. Assuming the daily recoverable costs exceed the value of the maximum Cost Oil calculated at the percentage stated in Article 7.1.1 of this Agreement ("maximum percentage").

   $$\text{Cost Oil} = \frac{(\ 72{,}000\ )\ X\ (\ 25\ )}{100} = 18{,}000\ \text{BBL}$$

   B. Assuming the daily recoverable costs are \$ 300,000 and are less than the value of the maximum Cost Oil calculated at the maxim percentage; and assuming the Cost Oil value is \$ 20/BBL.

   $$\text{Cost Oil} = \frac{\text{the daily recoverable costs}}{\text{the value (per barrel) of the Cost Oil under Article 7.3 of the Agreement.}}$$

   $$\text{Cost Oil} = \frac{\$\ 300{,}000}{\$\ 20/\text{BBL}}$$

   Cost Oil = 15,000 BBL.

Note . "... recoverable costs" means the recoverable costs allocated to the applicable Quarter divided by the number of days in such Quarter.

3. The remaining MADNP ("Production Sharing Oil"), i.e. MADNP after deduction of (1) Royalty and (2) Cost Oil (2A or 2B above, as applicable), according to Article 7.2 of this Agreement.

GOVERNMENT share = The Production Sharing Oil multiplied by the GOVERNMENT's percentage of Production Sharing Oil calculated as the weighted average of the percentages provided in Article 7.2 of this Agreement as follows:

77% of first 25,000 BBL = 19,250 BBL.

79% of next 25,000 BBL = 19,750 BBL.

81% of next 25,000 BBL = 20,250 BBL.

83% of next 5,000 BBL = 4,150 BBL.

$\frac{(19,250+ 19,750+ 20,250+ 4,150}{80,000 \text{ BBL}}$ BBL = GOVERNMENT's percentage (GP)

$\frac{63,400 \text{ BBL}}{80,000 \text{ BBL}}$ = GP

79.25% = GP

GOVERNMENT's Share = GP X Production Sharing Oil

Production Sharing Oil = MADNP <u>minus</u> (Royalty <u>plus</u> Cost Oil [either 2A or 2B])

Production Sharing Oil = 80,000 BBL - (8,000 BBL + 18,000 BBL [2A])

<u>or</u>

Production Sharing Oil = 80,000 BBL - (8,000 BBL + 15,000 BBL [2B])

Production Sharing Oil = 54,000 BBL [2A] <u>or</u> 57,000 BBL [2B]

GOVERNMENT's Share = 79.25% of 54,000 BBL [2A] <u>or</u> of 57,000 BBL [2B]

GOVERNMENT's Share = 42,795 BBL (2A) <u>or</u> 45,172.5 BBL (2B

CONTRACTOR's Share = Production Sharing Oil <u>less</u> Government's share of Production Sharing Oil

CONTRACTOR's Share = 54,000 BBL - 42,795 BBL [2A] <u>or</u> 57,000 BBL - 45,172.5 BBL [2B]

CONTRACTOR's Share = 11,205 BBL [2A] <u>or</u> 11,827.5 BBL [2B]

REQUEST FOR

CONVERSION TO DEVELOPMENT AREA

Name of the CONTRACTOR:

Address:

Date:

H.E.MINISTER OF OIL & MINERAL RESOURCES

Honorable MINISTER:

We, the CONTRACTOR, hereby declare that a Commercial Discovery of Oil has been notified to the MINISTRY on __________. The Declaration follows as a result of the appraisal program consisting of the drilling of __________ Exploration Wells to date, and including geological, geophysical and engineering studies that indicate the size of the structure in which the Commercial Discovery of Oil was made. The summary of the appraisal program is as follows :-

		Well # 1	Well # 2	(etc)
	Thickness of Pay			
Zone	Gross	__________ ft	__________ ft	
No. 1	Net	__________ ft	__________ ft	
Zone	Gross	__________ ft	__________ ft	
No. 2	Net	__________ ft	__________ ft	
	Summary of Test Results			
Zone # 1		__________	__________	
Zone # 2		__________	__________	

Range of estimated reserves for Development Area :

__________ Million BBL to __________ Million BBL

(Summary of any other relevant information)

Based on the structural interpretation resulting from the geological, geophysical and engineering studies, the structure in which the Commercial Discovery of Oil has been made is located in (number of blocks) Development Blocks comprising a total Development Area of ______ Km2.

The corner coordinates of the Development Area are as follows :

1. __________
2. __________
3. __________
4. __________
5. __________
6. __________

Therefore, in accordance with Article 3.4 of the Production Sharing Agreement..

into a Development Area with respect to the Commercial Discovery of Oil notified to the MINISTRY as aforesaid.

This Request for Conversion to Development Area shall be subject to the following conditions :

1. The provisions of the Production Sharing Agreement under which this Commercial Discovery of Oil was notified to the MINISTRY shall apply to the Petroleum Operations in respect of the Development Area hereby established.

2. This Development Area may be revised, during or after the Exploration Period, by the CONTRACTOR after the approval of the MINISTRY if supported by additional technical information resulting from future Petroleum Operations by an amendment to this Request for Conversion to Development Area provided that any proposed extension area shall not extend beyond the original Agreement Area or into any area under a production sharing agreement with third parties.

3. If future Exploration in the Development Area, during or after the Exploration Period, results in a discovery of Oil in a separate geological structure that extends beyond the Development Area, CONTRACTOR shall have the right, after the approval of the MINISTRY, appraise such discovery by drilling one or more Exploration Wells outside the Development Area, provided that such outside area is within the original Agreement Area and is not under a production sharing agreement with third parties. The CONTRACTOR shall have the right to declare such discovery a Commercial Discovery of Oil. In such case the MINISTRY and CONTRACTOR shall sign an amendment of this Request for Conversion to Development Area to extend the Development Area to include the geological structure in which such Commercial Discovery was made.

4. If, without technical or economic reasons or Force Majeure, production has not commenced on a continuous basis within three (3) years from the date of acceptance by the MINISTRY of CONTRACTOR's Request for Conversion to Development Area, the MINISTRY may request CONTRACTOR to cure such problem, giving a three (3) years extension to do so. If after such extension period, production has not commenced on a continuous basis, the CONTRACTOR will be obliged to surrender the Development Area to the MINISTRY on request.

Consequently, we respectfully request the MINISTRY's acceptance of, and agreement to, this request for Conversion to Development Area to be evidenced by your signature below.

Respectfully submitted

CONTRACTOR : ____________________

Name : ____________________

Title : ____________________

Signed this ____________ day of ________ 199______.

H.E. MINISTER OF OIL & MINERAL RESOURCES.

____